UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of

2016 Annual Meeting of Shareholders

March 14, 2016

Dear Shareholder,

This past year has been a transformational one for Teva. In July, we agreed to acquire Actavis Generics, which we expect to close soon. We also acquired Auspex and its promising product portfolio. We continued with our acquisition of Rimsa, which closed recently giving us a leading position in Mexico, and our agreement to form a Japanese business venture with Takeda.

In the past year, we also took steps to strengthen our board of directors, adding directors with global pharmaceutical experience and other essential expertise. As part of our efforts to improve our corporate governance practices, we revised our director compensation structure to be aligned with shareholder interests and made other corporate governance improvements. Consistent with our practice in the past two years, we eliminated the discretionary voting of our ADSs for which voting instructions are not timely provided. The positive effect of these changes has been apparent in 2015, and I am confident that they will enable us to continue to deliver value to our shareholders.

We are building a new Teva, with a broader and more diversified growth platform. Through our pending acquisition of Actavis Generics, we expect to strengthen our already world-leading generics business. We have built a promising late-stage specialty pipeline, solidifying our positions in our core therapeutic areas of CNS (including multiple sclerosis, pain and migraine) and respiratory, as well as other areas. Together, our generics and specialty businesses provide a strong foundation for long-term sustainable growth, and deliver patients and health care systems across the globe better access to high quality affordable medicines.

I invite you to join us in person at the annual meeting. However, whether or not you plan to attend in person, it is important that your shares be represented. Holders of Teva’s American Depositary Shares are being provided with voting instruction cards from JPMorgan Chase Bank, N.A., the depositary of the ADSs, which will enable them to instruct JPMorgan on how to vote the Teva ordinary shares represented by their ADSs with respect to the proposals listed in the notice. Accordingly, please submit your vote in one of the manners indicated on the enclosed voting instruction card at your earliest convenience. I encourage your participation and engagement and am always open to hear your concerns and feedback.

I am proud of everything we have accomplished over the past year in transforming Teva, and look forward as we proceed with consummation of the Actavis Generics acquisition, grow and enhance our specialty business and progress on many other exciting fronts. The new Teva is well-positioned to meet the challenges ahead and continue its track record of consistent growth and value creation in the years to come. Thank you for your continued support.

Sincerely,

Prof. Yitzhak Peterburg

Chairman of the Board of Directors

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual Meeting of Shareholders

Notice is hereby given that the 2016 Annual Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”) will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on April 18, 2016, at 4:30 p.m. local time, for the following purposes:

1.	To appoint the following persons to the Board of Directors, each to serve until the 2019 annual meeting of shareholders: Prof. Yitzhak Peterburg, Dr. Arie Belldegrun and Mr. Amir Elstein.

2.	To approve an amended Compensation Policy with respect to the terms of office and employment of the Company’s “Office Holders” (as defined in the Israeli Companies Law), substantially in the form attached as Exhibit A to the proxy statement.

3.	With respect to the terms of office and employment of the Company’s President and Chief Executive Officer, Mr. Erez Vigodman:

a.	To approve increases in his base salary.

b.	To approve an amendment to his annual cash bonus objectives and payout terms for 2016 and going forward.

c.	To approve an amendment to his annual equity awards for each year commencing in 2016.

4.	To approve an amendment to the 2015 Long-Term Equity-Based Incentive Plan to increase the number of shares available for issuance thereunder.

5.	To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm until the 2017 annual meeting of shareholders.

In addition, shareholders will consider the Company’s annual consolidated financial statements for the year ended December 31, 2015. Teva urges all of its shareholders to review its annual report on Form 20-F, which is available on its website at www.tevapharm.com. If you would like a paper copy, you may contact Investor Relations in the United States at +1 (215) 591-8912 or in Israel at +972 (3) 926-7656.

Only holders of ordinary shares (or American Depositary Shares representing such ordinary shares) of record at the close of business on March 21, 2016 will be entitled to vote at the Annual Meeting. Two holders of ordinary shares who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of such shares, shall constitute a legal quorum. Should no legal quorum be present one half hour after the scheduled time, the Meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors,

Dov Bergwerk

Senior Vice President,

Company Secretary

March 14, 2016

PROXY STATEMENT

THE MEETING

The 2016 Annual Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”) will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on April 18, 2016, at 4:30 p.m. local time.

Record Date; Shareholders Entitled to Vote; Admission

Only holders of ordinary shares (or American Depositary Shares (“ADSs”) representing such ordinary shares) of record at the close of business on March 21, 2016 will be entitled to vote at the Annual Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share (or each ADS representing such an ordinary share) shall entitle its holder to one vote on each matter properly submitted at the Annual Meeting.

Attendance at the Annual Meeting will be limited to holders of ordinary shares or ADSs, their legal proxy holders or their authorized persons. To gain admission to the Annual Meeting, one must have a form of government-issued photograph identification and proof of share ownership as of the record date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit a document of appointment, in accordance with the Company’s Articles of Association.

Holders of our mandatory convertible preferred shares do not have any voting rights or any other rights with respect to the Meeting.

Quorum; Required Vote; Voting Procedures

A minimum of two holders of ordinary shares who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of such shares, will constitute a legal quorum. Should no legal quorum be present one half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place. Should such legal quorum not be present one half hour after the time set for the adjourned meeting, any two holders of ordinary shares present, in person or by proxy, who jointly hold twenty percent or more of such shares in the Company will then constitute a legal quorum.

The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt each of the proposals to be presented at the Meeting. Proposal 2 further requires that either (i) such majority includes at least a majority of the holders of ordinary shares who are not controlling shareholders and who do not have a personal benefit or other interest in the matter, who are present and voting (abstentions are disregarded), or (ii) the holders of ordinary shares who are not controlling shareholders and who do not have a personal benefit or other interest in the matter who were present and voted against the approval of such proposals hold, in the aggregate, two percent or less of the voting power of the Company (“Disinterested Majority”). Accordingly, each shareholder voting on proposal 2 is required to inform the Company prior to voting whether or not the shareholder is a controlling shareholder of the Company and whether or not the shareholder has a personal benefit or other interest in the proposal. Otherwise, pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law”), the shareholder’s vote on such proposal cannot be counted in determining whether the above Disinterested Majority approval requirements are satisfied.

Pursuant to the Israeli Companies Law, such personal benefit or other interest with respect to proposal 2 is a personal benefit, gain or other interest derived by a shareholder (or a relative or related entity described below) from approving the Company’s amended Compensation Policy with respect to the compensation of the Company’s directors and executive officers. Any benefit or interest arising solely from holding Company shares is not considered such a personal benefit or other interest under the law. Such personal benefit or other interest includes any personal benefit or other interest of (i) a shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, (ii) any entity in which a shareholder or one of its aforementioned relatives serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (iii) anyone voting by proxy or granting a proxy with respect to the proposal.

Under the Israeli Companies Law, a “controlling shareholder” is a shareholder who has the ability to direct the activities of the Company (other than by holding a position in the Company). A shareholder holding 50% or more of the voting rights of the Company is presumed to be a controlling shareholder.

The Company is not currently aware of any “controlling shareholder,” as defined under the Israeli Companies Law. In addition, it believes that the vast majority of its shareholders should not have a personal benefit or other interest in proposal 2.

Under the terms of the Deposit Agreement among Teva and JPMorgan Chase Bank, N.A., which acts as the Depositary, and the holders of ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary by the deadline set. If instructions are not received by the Depositary by the deadline, the ordinary shares represented by such uninstructed ADSs shall not be voted at the Meeting. Consistent with our practice in the past two years, and as part of our efforts to improve our corporate governance practices, we amended the Deposit Agreement to eliminate the provision that the Company be given a discretionary proxy with respect to ADSs for which voting instructions are not timely provided.

PROPOSAL 1: ELECTION OF DIRECTORS

In recent years, we strengthened our Board of Directors with the addition of new highly qualified and talented directors, including several directors with global pharmaceutical experience and other qualifications, adding expertise as well as diversity to our Board of Directors. Our Chairman of the Board is independent under NYSE regulations, and our President and CEO serves on the Board, which facilitates collaboration between the Board of Directors and management. Corporate governance remains a high priority, and we continue to evaluate the size and composition of the Board to ensure that it maintains dynamic, exceptionally qualified leadership.

Following the recommendation of Teva’s corporate governance and nominating committee, the Board of Directors recommends that shareholders approve the appointment of Prof. Yitzhak Peterburg, Dr. Arie Belldegrun and Mr. Amir Elstein as directors, each to serve until Teva’s 2019 annual meeting of shareholders. All such nominees are currently members of the Board of Directors, and qualify as independent directors under the NYSE regulations. If reappointed as a director at this Meeting, Prof. Peterburg will continue to serve as Chairman of the Board of Directors.

The Board of Directors recommends that shareholders vote FOR the appointment of Prof. Yitzhak Peterburg, Dr. Arie Belldegrun and Mr. Amir Elstein as directors, each to serve until Teva’s 2019 annual meeting of shareholders.

Directors

The following table sets forth information regarding the directors of Teva as of the date hereof:

Name	Age	Director Since	Term Ends
Prof. Yitzhak Peterburg – Chairman	65	2012	2016
Roger Abravanel	69	2007	2018
Dr. Sol J. Barer	68	2015	2017
Dr. Arie Belldegrun	66	2013	2016
Rosemary A. Crane	56	2015	2018
Amir Elstein	60	2009	2016
Jean-Michel Halfon (1)	64	2014	2017
Gerald M. Lieberman	69	2015	2018
Galia Maor	73	2012	2018
Joseph Nitzani (1)	69	2008	2017
Ory Slonim	73	2008	2017
Gabrielle Sulzberger (1)	55	2015	2018
Erez Vigodman (2)	56	2009	—

(1)	Statutory independent director in accordance with the Israeli Companies Law.
(2)	Mr. Vigodman also serves as Teva’s President and Chief Executive Officer. Mr. Vigodman was appointed as a director by the Board, in accordance with Teva’s Articles of Association, for the duration of his term of service as President and Chief Executive Officer.

Persons Being Considered for Election at this Annual Meeting

Chairman of the Board

Prof. Yitzhak Peterburg became Teva’s Chairman of the Board of Directors on January 1, 2015, after rejoining Teva’s Board of Directors in 2012. Prof. Peterburg was Teva’s Group Vice President—Global Branded Products from October 2010 until October 2011, after serving on Teva’s Board of Directors from 2009 until July 2010. Previously, he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005, Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002 and CEO of Soroka University Medical Center, Beer-Sheva, from 1995 to 1997. Prof. Peterburg currently serves as a director on the board of Rosetta Genomics Ltd. and is also the Chairman of Regenera Pharma Ltd. Prof. Peterburg received an M.D. degree from Hadassah Medical School in 1977 and is board-certified in Pediatrics and Health Services Management. Prof. Peterburg received a doctoral degree in Health Administration from Columbia University in 1987 and an M.Sc. degree in Information Systems from the London School of Economics in 1990. Prof. Peterburg is a professor at the School of Business, Ben-Gurion University.

With his experience as a leader in Israeli healthcare and as a former executive officer of Teva, expertise in health information technology and knowledge transfer within large-scale, fragmented networks, as well as his leadership of large Israeli companies, Prof. Peterburg provides healthcare, management and operational expertise as well as knowledge about Teva and its global operations.

Independent Director

Dr. Arie Belldegrun joined Teva’s Board of Directors in 2013. Dr. Belldegrun is the Director of the Institute of Urologic Oncology and Professor and Chief of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA), where he has held the Roy and Carol Doumani Chair in Urologic Oncology since 2000. Dr. Belldegrun also serves as Chairman, President, CEO and Founder of Kite Pharma, Inc., Chairman of Arno Therapeutics, Inc. and Chairman of UroGen Pharma Ltd. (formerly TheraCoat Ltd.). Until 2013, he served as a director of Nile Therapeutics Inc. and until October 2014 he served as a director of SonaCare Medical LLC. Dr. Belldegrun was the founder and founding Chairman of Agensys, Inc. and the co-founder and founding Vice Chairman of the Board and Chairman of the Scientific Advisory Board of Cougar Biotechnology (which was acquired by Johnson & Johnson in 2009). Dr. Belldegrun is Chairman and Partner of Two River Consulting, LLC. Dr. Belldegrun has also held the positions of Chairman of the Molecular and Biological Technology Committee of the American Urological Association and member of its Technology Assessment Council; member of the Governor’s Council on Bioscience for the State of California; biotechnology group leader of the Mayor of Los Angeles’ Economy and Jobs Committee; and is the author of more than 500 scientific publications. Dr. Belldegrun received his medical degree at the Hebrew University Hadassah Medical School and conducted his post-doctoral studies in immunology at the Weizmann Institute of Science in Israel. He completed his urologic surgery residency at Harvard Medical School and his fellowship at the National Cancer Institute/National Institutes of Health.

Dr. Belldegrun’s career as a leading medical researcher and his entrepreneurial activities in various pharmaceutical ventures provide scientific expertise and pharmaceutical development experience.

Independent Director Corporate Governance and Nominating Committee Chair

Amir Elstein rejoined Teva’s Board of Directors in 2009. From January 2014 to July 2014, he served as Vice Chairman of the Board of Directors of Teva. Mr. Elstein serves as Chairman of the Board of Tower Semiconductor Ltd., Chairman of the Board of Governors of the Jerusalem College of Engineering and Chairman of the Board of the Israel Democracy Institute. Mr. Elstein also serves as Chairman and/or as a member of the board of directors of several academic, scientific, educational, social and cultural institutions. Mr. Elstein served as the Chairman of the Board of Directors of Israel Corporation from 2010 to 2013. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where his most recent position was Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on Teva’s Board of Directors. Prior to joining Teva as an executive in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem in 1980, an M.Sc. in solid state physics from the Hebrew University in 1982 and a diploma of Senior Business Management from the Hebrew University in 1992.

Mr. Elstein’s leadership positions in various international corporations, including his experience as a chairman in international public companies and his service as an executive officer at Teva and other companies, provides global business management and pharmaceutical expertise.

As required by Israeli law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director.

Continuing Directors

Independent Director

Roger Abravanel joined Teva’s Board of Directors in 2007. In 2006, Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds. Mr. Abravanel served as a director of COFIDE—Gruppo De Benedetti SpA. from 2008 until 2013, as a director of Luxottica Group SpA. from 2006 to 2014 and as a director of Admiral Group plc from 2012 to 2015. Mr. Abravanel currently serves as a director of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as Chairman of INSEAD’s Advisory Group in Italy. Mr. Abravanel received a bachelor’s degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972.

Mr. Abravanel’s years of service as an international business consultant, including to the pharmaceutical industry, together with his service as a director at leading firms in Europe, provides a broad business and management perspective.

Independent Director Science and Technology Committee Chair

Dr. Sol J. Barer joined Teva’s Board of Directors in January 2015. Dr. Barer is Managing Partner at SJ Barer Consulting. From 1987 to 2011, he served in top leadership roles at Celgene Corporation, including as Executive Chairman from 2010 to 2011, Chairman and CEO from 2007 to 2010, CEO from 2006 to 2010, President and Chief Operating Officer from 1994 to 2006 and President from 1993 to 1994. Prior to that, he was a founder of the biotechnology group at the chemical company Celanese Corporation, which was later spun off as Celgene. Dr. Barer serves on the board of directors of Contrafect, Amicus Therapeutics and Aegerion Pharmaceuticals. Dr. Barer is Chairman of the Board of InspireMD, Edge Therapeutics and Medgenics. Dr. Barer received his Ph.D. in organic and physical chemistry from Rutgers University in 1974 and his B.S. in Chemistry from Brooklyn College of the City University of New York in 1968.

With his long career as a senior pharmaceutical executive and leadership roles in various biopharmaceutical companies, Dr. Barer provides broad and experienced knowledge of the global pharmaceutical business and industry as well as extensive scientific expertise.

Independent Director	Rosemary A. Crane joined Teva’s Board of Directors in September 2015. Ms. Crane served as President and Chief Executive Officer of MELA Sciences, Inc. from 2013 to 2014. Ms. Crane was Head of Commercialization and a partner at Appletree Partners from 2011 to 2013. From 2008 to 2011, she served as President and Chief Executive Officer of Epocrates Inc. Ms. Crane served in various senior executive positions at Johnson & Johnson from 2002 to 2008, including as Group Chairman, OTC & Nutritional Group from 2006 to 2008, as Group Chairman, Consumer, Specialty Pharmaceuticals and Nutritionals from 2004 to 2006, and as Executive Vice President of Global Marketing for the Pharmaceutical Group from 2002 to 2004. Prior to that, she held various positions at Bristol-Myers Squibb from 1982 to 2002, including as President of U.S. Primary Care from 2000 to 2002 and as President of Global Marketing and Consumer Products from 1998 to 2000. Ms. Crane has served as Vice Chairman of the Board of Zealand Pharma A/S since 2015. Ms. Crane received an M.B.A. from Kent State University in 1986 and a B.A. in communications and English from the State University of New York in 1981.

With over 30 years of experience in commercialization and business operations, primarily in the pharmaceutical and biotechnology industries, and more than 25 years of therapeutic and consumer drug launch expertise, Ms. Crane provides broad and experienced knowledge of the global pharmaceutical business and industry.

Statutory Independent Director Human Resources and Compensation Committee Chair

Jean-Michel Halfon joined Teva’s Board of Directors in 2014, serving as a statutory independent director under Israeli law. He currently serves as an independent consultant, providing consulting services to pharmaceutical, distribution, healthcare IT and R&D companies. From 2008 until 2010, Mr. Halfon served as President and General Manager of Emerging Markets at Pfizer Inc., after having served in various senior management positions since 1989. From 1987 until 1989, Mr. Halfon served as Director of Marketing in France for Merck & Co., Inc. Mr. Halfon received a B.S. from Ecole Centrale des Arts et Manufactures in 1974 and an M.B.A. from Institut Supérieur des Affaires in 1977.

Mr. Halfon’s years of experience in senior management at leading pharmaceutical companies, particularly his experience with emerging markets, provides expertise in international pharmaceutical operations and marketing.

Independent Director

Gerald M. Lieberman joined Teva’s Board of Directors in September 2015. Mr. Lieberman is currently a special advisor at Reverence Capital Partners, a private investment firm focused on the middle-market financial services industry. From 2000 until 2009, Mr. Lieberman was an executive at AllianceBernstein L.P., where he served as President and Chief Operating Officer from 2004 to 2009, as Chief Operating Officer from 2003 to 2004 and as Executive Vice President, Finance and Operations from 2000 to 2003. From 1998 until 2000, he served as Senior Vice President, Finance and Administration at Sanford C. Bernstein & Co., Inc., until it was acquired by Alliance Capital in 2000, forming AllianceBernstein L.P. Prior to that, he served in various executive positions at Fidelity Investments and at Citicorp. Mr. Lieberman served on the board of directors of Forest Laboratories, LLC from 2011 to 2014, Computershare Ltd. from 2010 to 2012 and AllianceBernstein L.P. from 2004 to 2009. Mr. Lieberman received a B.S. in business from the University of Connecticut in 1969.

With his many years of experience as an executive in leading financial services companies, Mr. Lieberman provides finance, risk management and operating expertise for large, complex organizations.

Designated Independent Director Finance and Investment Committee Chair	Galia Maor joined Teva’s Board of Directors in 2012. Ms. Maor served as President and Chief Executive Officer of the Bank Leumi le-Israel B.M. Group from 1995 until 2012 after serving as Deputy General Manager of Bank Leumi from 1991 to 1995. She began her professional career at Bank of Israel, serving in several senior management positions from 1963 to 1989, including Supervisor of Banks and Chairperson of the Advisory Committee on Banking Issues from 1982 to 1987. Ms. Maor serves as a director on the board of Equity One, Inc. and of Strauss Group Ltd. Ms. Maor serves as a member of Council and on the Finance Committee of the Open University of Israel since 1988 and as Chairperson of the Circle of Friends of Sheba Medical Center in Israel since 2013. Ms. Maor holds honorary doctorates from the Technion-Israel Institute of Technology, Ben Gurion University and Bar Ilan University. She received a B.A. in economics and statistics from the Hebrew University in 1964 and an M.B.A. from the Hebrew University in 1967.

Ms. Maor’s experience in the private sector as one of Israel’s leading banking executives, as well as her experience as a senior executive at Bank of Israel, provides financial, capital markets, accounting and regulatory expertise.

Statutory Independent Director Audit Committee Chair

Joseph Nitzani joined Teva’s Board of Directors in 2008, serving as a statutory independent director under Israeli law. From 2008 until 2010, Mr. Nitzani served as Chairman of Hadassah Medical Center, after serving as a director there from 1996 until 2008. Between 2001 and 2007, Mr. Nitzani held various management positions at Mizrahi-Tefachot Bank Ltd., where his most recent position was Head of the Client Assets Private Banking and Consulting Division. Previously, he served as Managing Director of the Government Companies Authority from 1991 to 1995 and CEO of the Tel-Aviv Stock Exchange from 1980 to 1991. Mr. Nitzani served as a director in three subsidiaries of Migdal Capital Markets Group from December 2009 (and as a Chairman of one of them from 2010) to 2013. Mr. Nitzani also served as a director of the Tel-Aviv Stock Exchange and of S&P Maalot, both from 2001 to 2007, and of Adanim Mortgage Bank from 2006 to 2008. Mr. Nitzani serves as chairman of the endowment fund and as a member of the investment funds committee of Tel Aviv University since 2012. Mr. Nitzani received a B.A. in economics from Bar-Ilan University in 1971 and an M.B.A. (with distinction) from Tel Aviv University in 1974.

Mr. Nitzani’s years as an executive in the banking, finance and insurance industries, as well as his governmental, regulatory and hospital administration experience, provides broad business, capital markets, financial, accounting, healthcare and regulatory expertise.

Designated Independent Director Corporate Responsibility Committee Chair

Ory Slonim rejoined Teva’s Board of Directors in 2008. Mr. Slonim is an attorney who has been in private practice since 1970. Mr. Slonim previously served on Teva’s Board of Directors from 1998 to 2003 as a statutory independent director. He served as a director and Chairman of the audit committee of U. Dori Group Ltd. from 1993 to 2011, as a director of Oil Refineries Ltd. from 2007 to 2012 and as Vice Chairman of Harel Insurance Investments and Financial Services Ltd. from 2008 to 2013. From 1988 to 2007, he served as Vice Chairman of the Board of Migdal Insurance and Financial Holdings Ltd. Mr. Slonim has served as Chairman of the Variety Club in Israel since 2006 and as Chairman of the Ethics Tribunal of the Israeli Press Council since 1994. Mr. Slonim is also a lecturer at Tel Aviv University (Lahav Plan) in Executives and Directors Risk Management Plans since 2005. Mr. Slonim received the Presidential Volunteer Medal in 1992 and the Presidential Medal of Distinction in 2012. Mr. Slonim received an LL.B degree from the Hebrew University in 1968.

Mr. Slonim’s legal background and many years of service on boards of leading firms in Israel provides expertise in risk management, governance and regulatory matters.

Statutory Independent Director	Gabrielle Sulzberger joined Teva’s Board of Directors in September 2015, serving as a statutory independent director under Israeli law. Ms. Sulzberger has served as General Partner and Investment Manager of Rustic Canyon/Fontis Partners, L.P., a diversified investment fund, since its inception in October 2005. Ms. Sulzberger has served on the board of directors of Whole Foods Market, Inc. since 2003, where she chairs the audit committee, and on the board of directors of Brixmor Property Group since 2015. Ms. Sulzberger served on the board of directors of Stage Stores, Inc. from 2010 to 2015. She has also served as chief financial officer of several privately owned companies and as a principal in several private equity capital funds. Ms. Sulzberger received a B.A. in urban studies from Princeton University in 1981, a J.D. from Harvard Law School and an M.B.A. from Harvard Business School, both in 1987.

Ms. Sulzberger’s entrepreneurial background, years of service as a public company director, including as chair of the audit committee, and her experience as a chief financial officer provides the Company with financial, leadership, strategy and risk assessment expertise.

President and CEO	Erez Vigodman became Teva’s President and Chief Executive Officer in February 2014 after joining Teva’s Board of Directors in 2009. From 2010 to 2014, he served as President and Chief Executive Officer of Adama Agricultural Solutions Ltd. (formerly Makhteshim Agan Industries Ltd.), the world’s leading generic crop protection (agrochemical) company. From 2001 to 2009, he served as President and Chief Executive Officer of Strauss Group Ltd. Mr. Vigodman is a member of the Advisory Committee to the Israel National Economic Council and the International Advisory Board of the Israel Science Technology & Innovation Policy Institute. Mr. Vigodman received a B.A. in accounting and economics from Tel Aviv University in 1987 and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration. Mr. Vigodman is a certified public accountant.

Board Practices

Our Board of Directors currently consists of 13 persons, including the Company’s President and Chief Executive Officer (the “President and CEO”), of whom 12 have been determined to be independent within the meaning of applicable NYSE regulations, including the three statutory independent directors and the two designated independent directors (as further described below under “Statutory Independent Directors, Designated Independent Directors and Financial Experts”). Mr. Erez Vigodman, our President and CEO, is not independent under the NYSE regulations. Subject to the election of all of the directors as proposed in proposal 1, the composition of the Board of Directors will remain unchanged.

The Company’s directors are generally entitled to review and retain copies of our documentation and examine our assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at our expense (subject to approval by the Board or by court).

Principles of Corporate Governance. We have adopted a set of corporate governance principles, which is available on our website at www.tevapharm.com. We place great emphasis on maintaining high standards of corporate governance and continuously evaluate and seek to improve our governance standards. These efforts are expressed in our corporate governance principles, our committee charters and the policies of our Board of Directors. Among other things, we are introducing stock ownership requirements for our executive officers and have adopted anti-pledging and anti-hedging policies for our executive officers and directors.

Annual Meetings. We encourage our directors to attend annual shareholder meetings.

Director Terms and Education. Our directors are generally elected in three classes for terms of approximately three years. Due to the complexity of our businesses and our extensive global activities, we value the insight and familiarity with our operations that a director is able to develop over his or her service on the Board of Directors. Because we believe that extended service on our Board enhances a director’s ability to make significant contributions to Teva, we do not believe that arbitrary term limits on directors’ service are appropriate. At the same time, it is the policy of the Board that directors should not expect to be renominated automatically.

As mentioned above, we have recently strengthened our Board of Directors with the addition of new highly qualified and talented directors, adding expertise as well as diversity to our Board of Directors. Through these efforts, we reduced the average tenure of our directors from 5.9 years of service to 4.2, low compared to industry standards. We also reduced the average age of our directors from 68.7 to 64.8, while decreasing the size of the

Board of Directors to 13 members. Our Chairman of the Board is independent under NYSE regulations, and 12 out of 13 of our directors are independent under NYSE regulations. Our only non-independent director is our President and CEO, which facilitates collaboration between the Board of Directors and management. We continue to evaluate the size and composition of the Board of Directors to ensure that it maintains dynamic, exceptionally qualified members.

We provide an orientation program and a continuing education process for our directors, which include business and industry briefings, provision of materials, sessions from leading experts and professionals, meetings with key management and visits to Teva facilities. We evaluate and improve our education and orientation programs on an ongoing basis to ensure that our directors have the knowledge and background needed for them to best perform their duties.

Board Meetings. The Board of Directors holds at least six meetings each year to review significant developments affecting Teva and to consider matters requiring approval of the Board, with additional meetings scheduled when important matters require Board of Directors action between scheduled meetings. A majority of the meetings convened, but not fewer than four, must be in Israel. Members of senior management regularly attend Board meetings to report on and discuss their areas of responsibility. Information regarding the number of Board and Board committee meetings and attendance rates for 2015 is presented in the table on page 14.

Executive Sessions of the Board. Selected members of management are typically invited by the Board of Directors to attend regularly scheduled Board meetings (or portions thereof). Our directors meet in executive session (i.e., without the presence of management, including our President and CEO) generally in connection with each regularly scheduled Board meeting and additionally as needed. Executive sessions are chaired by Prof. Yitzhak Peterburg.

Board Role in Risk Oversight. Management is responsible for assessing and managing risk, subject to oversight by the Board of Directors. The Company’s annual risk assessment process includes both a top-down review of strategic risks and a bottom-up review of operational risks, which are presented twice a year to the Board. The Board executes its oversight responsibility for risk assessment and management directly by reviewing risk management policies and the risk appetite of the Company’s operations and business strategy and by instructing its committees to assist and advise in their areas of expertise, as described below. Each of the committees provides regular updates to the full Board regarding its activities.

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The Board oversees the Company’s risk management policies and risk appetite, including operational risks and risks relating to its business strategy and transactions. Various committees of the Board assist the Board in this oversight responsibility in their respective areas of expertise.

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The audit committee assists the Board with the oversight of the Company’s financial reporting, independent auditors, internal controls and internal audit function. It is charged with identifying any flaws in business management and recommending remedies, detecting fraud risks and implementing anti-fraud measures and overseeing the Company’s compliance with legal and regulatory requirements. The audit committee further discusses Company policies with respect to risk assessment and management with respect to our financial reporting.

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The corporate responsibility committee oversees the Company’s policies and practices for legal, regulatory and internal compliance (other than regarding financial reporting) and reviews policies and practices that may seriously impact the Company’s reputation.

•	The finance and investment committee reviews the Company’s financial risk management policies, including its investment guidelines, financings and foreign exchange and currency hedging.

•	Teva’s human resources and compensation committee (the “Compensation Committee”) oversees compensation and other human resources-related issues and risks.

•	The science and technology committee oversees risks relating to Teva’s intellectual property and research and development activities.

•	The corporate governance and nominating committee overviews risks relating to the governance of the Company.

Director Service Contracts. Except for equity awards that accelerate upon termination, we do not have any contracts with any of our non-employee directors that provide for benefits upon termination of services. Information regarding director compensation can be found under “Director Compensation, Insurance, Exemption and Indemnification” below and in Items 6 and 10 of our annual report on Form 20-F for the year ended December 31, 2015.

Communications with the Board. Shareholders, employees and other interested parties can contact any director or committee of the Board of Directors by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Company Secretary or Internal Auditor. Comments or complaints relating to Teva’s accounting, internal controls or auditing matters will also be referred to members of the audit committee, as well as other appropriate Teva bodies. The Board of Directors has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Nominees for Directors. In accordance with the Israeli Companies Law, a nominee for service as a director must submit a declaration to Teva, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director and the ability to devote the appropriate time to performing his or her duties as such. All of our directors, including those nominated for appointment as directors at the Meeting, have provided such declaration. A director who ceases to meet the statutory requirements to serve as a director (including as a statutory independent director or a designated independent director) must notify Teva to that effect immediately and his or her service as a director will terminate upon submission of such notice.

Statutory Independent Directors, Designated Independent Directors and Financial Experts

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint at least two statutory independent directors, who must also serve on both the audit and compensation committees. All other committees exercising powers delegated by the board of directors must include at least one statutory independent director.

Statutory independent directors are appointed at the general meeting of shareholders and must meet certain independence criteria, all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the Israeli Companies Law and the regulations thereunder. Jean-Michel Halfon, Joseph Nitzani and Gabrielle Sulzberger currently serve in this capacity, with terms ending on July 30, 2017, September 25, 2017 and September 3, 2018, respectively.

Israeli law further requires that a statutory independent director have either financial and accounting expertise or professional competence, as determined by the company’s board of directors according to criteria set forth under Israeli law, and generally at least one statutory independent director is required to have financial and accounting expertise. Teva has adopted a policy requiring that at least three directors qualify as financial and accounting experts, at least one of whom shall be a statutory independent director. In accordance with Israeli law and this policy, the Board of Directors has determined that Galia Maor, Joseph Nitzani and Gabrielle Sulzberger are financial and accounting experts under Israeli law.

In addition to the statutory independent directors, a director in a company such as Teva, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards, may be considered a designated independent director pursuant to the Israeli Companies Law if such director meets certain conditions listed in the Israeli Companies Law and regulations thereunder, provided such director has been designated as such by the audit committee. The audit committee has designated Galia Maor and Ory Slonim as designated independent directors under the Israeli Companies Law.

Director Compensation, Insurance, Exemption and Indemnification

As approved at our 2015 annual general meeting of shareholders and effective as of such date, each of our non-employee directors from time to time, including statutory independent directors and designated independent directors (but other than our Chairman of the Board), is entitled to annual compensation comprised of: (i) a Board membership fee of $160,000 paid in cash; (ii) additional fees for service on Board committees ($20,000 in cash for service on the audit committee, $15,000 for the Compensation Committee and $10,000 for each other committee); and (iii) an annual equity-based award in the form of restricted share units (“RSUs”) with an approximate fair market value of $130,000 as of the date of grant.

Also as approved at our 2015 annual general meeting of shareholders and effective as of such date, Prof. Yitzhak Peterburg, our Chairman of the Board, is entitled, for such time as he serves as Chairman of the Board, to annual compensation comprised of (i) a fee of $567,000 paid in cash and (ii) an equity-based award in the form of RSUs with an approximate fair market value of $378,000 as of the date of grant. Prof. Peterburg is not entitled to any additional board or committee membership fee.

In addition, Teva reimburses or covers its directors for expenses (including travel expenses) incurred in connection with meetings of the Board and its committees or performing other services for Teva in their capacity as directors in accordance with Teva’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) and Israeli law. Prof. Peterburg is also entitled to office and secretarial services at Teva’s corporate offices, all expenses relating to the use of a cellular telephone and a car similar to and under similar terms to that provided to Teva’s President and CEO. VAT, if applicable, is added to the above director compensation, in accordance with applicable law.

Except for equity awards that accelerate upon termination, none of our directors have agreements with us relating to their service as directors that provide for benefits upon termination of service.

The aggregate compensation paid to our non-employee directors (including the directors whose service ended during 2015 and excluding equity-based compensation) as a group during or with respect to 2015 was $3,808,636. In addition, in 2015, 30,073 RSUs were awarded to such directors under our 2015 Long-Term Equity-Based Incentive Plan, with an aggregate grant date fair value of approximately $1.7 million.

Teva purchases directors’ and officers’ liability insurance for its directors and executive officers, as approved by our shareholders and consistent with the Compensation Policy. In addition, Teva releases its directors from liability and indemnifies them to the fullest extent permitted by law and its Articles of Association, and provides them with indemnification and release agreements for this purpose, substantially in the form approved by our shareholders at the Company’s 2012 annual meeting.

Any director elected at the Meeting would be remunerated in the manner described above, and would benefit from the insurance, indemnification and release discussed above.

Committees of the Board

Teva’s Articles of Association provide that the Board of Directors may delegate its powers to one or more committees as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee exercising powers delegated by the Board must include at least one statutory independent director, and the audit and compensation committees must include all statutory independent directors. The Board of Directors has appointed the standing committees listed below, as well as committees appointed from time to time for specific purposes determined by the Board.

We have adopted charters for all of our standing committees, formalizing the committees’ procedures and duties. These committee charters are available on our website at www.tevapharm.com.

Committee Composition

Name	Audit	Human Resources and Compensation	Corporate Governance and Nominating	Finance and Investment	Corporate Responsibility	Science and Technology
Prof. Yitzhak Peterburg
Roger Abravanel		✓	✓	✓
Dr. Sol J. Barer					VC	C
Dr. Arie Belldegrun						VC
Rosemary A. Crane					✓	✓
Amir Elstein			C	VC		✓
Jean-Michel Halfon	VC	C				✓
Gerald M. Lieberman		✓		✓
Galia Maor	✓		✓	C
Joseph Nitzani	C	VC	✓	✓	✓
Ory Slonim	✓		VC		C
Gabrielle Sulzberger	✓	✓			✓
Erez Vigodman

Key: “C” – Chairperson; “VC” – Vice Chairperson; “✓” – Member.

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee comprising at least three directors. Under the Israeli Companies Law, the audit committee must include all of the statutory independent directors, one of which shall serve as the chairman of the committee, must be comprised of a majority of directors meeting certain independence criteria and may not include certain directors. As a NYSE-listed company, Teva’s audit committee must be comprised solely of independent directors, as defined by the SEC and NYSE regulations.

The responsibilities of the Company’s audit committee include, among others: (a) identifying flaws in the management of the Company’s business and making recommendations to the Board of Directors as to how to correct them and providing for arrangements regarding employee complaints with respect thereto; (b) making determinations and considering providing approvals concerning certain related party transactions and certain actions involving conflicts of interest; (c) reviewing the internal auditor’s performance and approving the internal audit work program and examining the Company’s internal control structure and processes; and (d) examining the independent auditor’s scope of work and fees and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations. Furthermore, the audit committee discusses the financial statements and presents to the Board of Directors its recommendations with respect to the proposed financial statements.

In accordance with the Sarbanes-Oxley Act and NYSE requirements, the audit committee is directly responsible for the appointment, compensation and oversight of the work of Teva’s independent auditors. In addition, the audit committee is responsible for assisting the Board of Directors in monitoring Teva’s financial statements, the effectiveness of Teva’s internal controls and Teva’s compliance with legal and regulatory requirements. The audit committee also discusses Teva policies with respect to risk assessment and risk management with respect to financial reporting and risks that may be material to Teva, and major legislative and regulatory developments that could materially impact Teva’s contingent liabilities and risks.

The audit committee charter sets forth the scope of the committee’s responsibilities, including its structure, processes and membership requirements; the committee’s purpose; its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, and its authority to engage advisors as determined by the audit committee.

All of the audit committee members have been determined to be independent as defined by the applicable NYSE and SEC rules, and Galia Maor and Ory Slonim, current members of the audit committee, have been designated by the audit committee as designated independent directors under the Israeli Companies Law.

The Board of Directors has determined that, of the current directors, Galia Maor, Joseph Nitzani and Gabrielle Sulzberger are “audit committee financial experts” as defined by applicable SEC regulations.

Human Resources and Compensation Committee

Publicly held Israeli companies are required to appoint a compensation committee comprising at least three directors. The compensation committee must include all of the statutory independent directors, one of whom must serve as the chairman of the committee, and must include only additional members who satisfy the criteria for remuneration applicable to the statutory independent directors. Teva’s Compensation Committee includes only independent directors, as defined by the SEC and NYSE regulations.

The responsibilities of the Company’s Compensation Committee include, among others: (i) reviewing and making recommendations to the Board of Directors with respect to the approval of a policy regarding the terms of office and employment of the company’s directors and executive officers; (ii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of directors and executive officers; (iii) overseeing the management of our compensation and other human resources-related issues and otherwise carrying out its responsibilities, and assisting the Board of Directors in carrying out its responsibilities, relating to these issues; (iv) establishing annual and long-term performance goals and objectives for our executive officers, as well as reviewing our overall compensation philosophy and policies; and (v) preparing and regularly reviewing, in consultation with the Chairman of the Board, succession plans for the CEO, and in consultation with the CEO, performing such functions with regard to other executive officers.

Corporate Governance and Nominating Committee

The role of the Company’s corporate governance and nominating committee is to (i) identify individuals who are qualified to become directors; (ii) recommend to the Board of Directors director nominees for each annual meeting of shareholders; and (iii) assist the Board of Directors in establishing and reviewing corporate governance principles and promoting good corporate governance at Teva.

All of the committee members must be determined to be independent as defined by the applicable NYSE rules.

Finance and Investment Committee

The role of the Company’s finance and investment committee is to assist the Board of Directors in fulfilling its responsibilities with respect to the Company’s financial and investment strategies and policies, including determining policies on these matters and monitoring implementation. It is also authorized to approve certain financial transactions (such as material loans and other financing arrangements) and review Teva’s financial risk management policies, as well as various other finance-related matters, including our global tax structure and allocation policies. According to the committee’s charter, at least one of the committee’s members must be qualified as a financial and accounting expert under applicable SEC regulations and/or the Israeli Companies Law.

The Board of Directors has determined that, of the current directors, Galia Maor, Joseph Nitzani and Gabrielle Sulzberger are financial and accounting experts under Israeli law.

Corporate Responsibility Committee

The role of the Company’s corporate responsibility committee is to oversee Teva’s: (i) commitment to being a responsible corporate citizen; (ii) policies and practices for complying with laws, regulations and internal procedures; (iii) policies and practices regarding issues that have the potential to seriously impact Teva’s reputation; (iv) global public policy positions; and (v) community outreach.

A majority of committee members must be determined to be independent as defined by the applicable NYSE rules. The chairperson of the audit committee must serve as a member of the committee.

Science and Technology Committee

The Company’s science and technology committee advises and assists the Board of Directors in the oversight of Teva’s research and development programs and technology. The committee’s authority includes reviewing and advising the Board of Directors on Teva’s overall strategy, direction and effectiveness of its research and development programs and reviewing and making recommendations to the Board of Directors and management with respect to Teva’s pipeline and intellectual property portfolio. The science and technology committee also reviews and makes recommendations to the Board regarding the scientific, medical and research and development aspects of certain transactions including acquisitions, licenses, investments, collaborations and grants, in accordance with Teva’s policies and procedures.

All members of the committee (other than the statutory independent director whose membership is required by Israeli Companies law) must be determined to have scientific, medical or other related expertise. A majority of committee members must be determined to be independent as defined by the applicable NYSE rules.

Board and Committee Meetings

Board/Committee	No. of Meetings in 2015	Average Attendance Rate
Board of Directors	24	92%
Audit Committee	9	97%
Human Resources and Compensation Committee	12	96%
Corporate Governance and Nominating Committee	9	91%
Finance and Investment Committee	14	97%
Corporate Responsibility Committee	4	100%
Science and Technology Committee	5	95%

In 2015, each director attended at least 75% of the meetings of the Board and Board committees on which he or she served. In 2015, the Board of Directors and various Board committees met frequently to review and approve the important strategic activities throughout the year, including in connection with the Company’s contemplated acquisition of Actavis Generics.

Code of Business Conduct

Teva has adopted a code of business conduct applicable to its directors, executive officers, and all other employees. A copy of the code is available to every Teva employee on Teva’s intranet site, upon request to its human resources department, and to investors and the public on Teva’s website at http://www.tevapharm.com or by contacting Teva’s investor relations department, legal department or the internal auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on Teva’s website. The Board of Directors has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee. Teva has also implemented a training program for new and existing employees concerning the code of business conduct and whistleblower policy.

Corporate Governance Practices

Teva is in compliance with all corporate governance standards currently applicable to Teva under Israeli and U.S. laws, SEC regulations and NYSE listing standards.

Related Party Transactions

In December 2012, Teva entered into a collaborative development and exclusive worldwide license agreement with Xenon for its compound XEN402. XEN402 (now designated TV-45070 by Teva) targets sodium channels found in sensory nerve endings that can increase in chronic painful conditions, and is currently in Phase II clinical development for neuropathic pain. Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, is a founder, a minority shareholder and a member of the board of directors of Xenon. Under the agreement, Teva paid Xenon an upfront fee of $41 million. In addition, Teva may be required to pay development, regulatory and sales-based milestones of up to $335 million. Xenon is also entitled to royalties on sales and has an option to participate in commercialization in the United States. As required by the agreement, in November 2014, Teva invested an additional $10 million in Xenon in connection with its initial public offering. In order to avoid potential conflicts of interest, Teva has established certain procedures to exclude Dr. Hayden from involvement in Teva’s decision-making related to Xenon.

The related party transaction described above was reviewed and approved in accordance with the provisions of the Israeli Companies Law, Teva’s Articles of Association and Teva policy, as described in Teva’s annual report on Form 20-F for the year ended December 31, 2015, under “Item 10—Conflicts of Interest—Approval of Related Party Transactions.”

Executive Compensation

For information on the compensation granted to the five highest compensated office holders in the Company during or with respect to the year ended December 31, 2015, please see “Item 6—Directors, Senior Management and Employees—Compensation of Executive Officers and Directors—Individual Covered Executive Compensation” in Teva’s annual report on Form 20-F for the year ended December 31, 2015.

PROPOSAL 2: APPROVAL OF AMENDED COMPENSATION POLICY

As required by the Israeli Companies Law, Teva has adopted a compensation policy regarding the terms of office and employment of its office holders, including the grant of any benefit, other payment or undertaking to provide payment, such as salary, bonus, equity awards, severance and other compensation, exemption from liability, insurance or indemnification, and any payment or other benefit in connection with termination of services. The term “office holder,” as defined in the Israeli Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer. Our Compensation Policy was approved at our 2013 annual general meeting of shareholders, and an amendment thereto relating to directors’ remuneration was approved at our 2015 annual general meeting of shareholders.

The Compensation Policy must be reviewed from time to time by our Compensation Committee and Board of Directors, to ensure its alignment with Teva’s compensation philosophy and to consider its appropriateness for Teva. Pursuant to the Israeli Companies Law, the Compensation Policy must generally be re-approved once every three years by the Board of Directors, after considering the recommendations of the Compensation Committee, and by a Disinterested Majority of Company’s shareholders. Any amendment to the Compensation Policy requires the same approvals.

Accordingly and in light of the experience gained in the implementation of the Compensation Policy as well as the changes in Teva’s global business activities and its environment since the adoption of the Compensation Policy in 2013, certain changes are proposed to be included in the proposed amended Compensation Policy. To the extent not approved by shareholders, the Compensation Committee and the Board of Directors may nonetheless approve the Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company. If the amended Compensation Policy is approved, then according to the Israeli Companies Law, the amended Compensation Policy must be re-approved by shareholders within three years of such date.

Following the recommendation of the Compensation Committee, the Board of Directors has approved, and recommends that shareholders approve, the amended Compensation Policy, substantially in the form attached to this proxy statement as Exhibit A. The Compensation Policy, as so amended, shall be in effect as of its adoption but shall apply also to certain compensation previously approved to be granted with respect to 2016, subject to adoption of the amended Compensation Policy.

When considering the amended Compensation Policy, the Compensation Committee and the Board of Directors considered numerous factors, including the relevant matters and provisions set forth in the Israeli Companies Law, and reviewed various data and other information they deemed relevant, with the advice and assistance of legal and compensation advisors. They also used benchmark studies of peer companies prepared for Teva by leading executive compensation consultants to determine that the various compensation elements included in the amended Compensation Policy are in line with market practice.

Similar to our current Compensation Policy, the amended Compensation Policy continues to link pay to performance and align our executive officers’ interests with those of Teva and our shareholders. It allows us to provide meaningful incentives that reflect both Teva’s short- and long-term goals and performance, as well as the executive officers’ individual performance and impact on shareholder value, while providing compensation that is competitive in the global marketplace in which we recruit talent and designed to reduce incentives to take excessive risks. The changes introduced in the amended Compensation Policy are designed to adapt to the changes in Teva’s activities and environment as well as improve our competitive position.

The material changes introduced in the amended Compensation Policy are as follows:

•	Annual cash bonus:

•	Increasing the threshold to receive any annual cash bonus from 85% to 90% with respect to the CEO, and from 80% to 85% for any other executive officer’s performance measures in a given calendar year.

•	Modifying the performance measure weighting:

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for executive officers other than the CEO: 50%-60% shall be based on overall company performance measures (instead of the current 60%-80%); 20%-30% shall be based on business unit/cluster/regional performance measures (instead of 15%-25%); and 20%-30% shall be based on individual evaluation (instead of up to 20%) and may be either discretionary or based on quantitative and qualitative criteria; and

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for the CEO: 70%-85% shall be based on overall company performance measures (instead of the current 80%-85%) and 15%-30% shall be based on individual evaluation (instead of 15%-20%) and may be either discretionary or based on quantitative and qualitative criteria.

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Requiring that at least 80% of the annual cash bonus be determined based on specific quantitative and qualitative performance measures using key performance indicators, unless otherwise determined by the Compensation Committee and the Board.

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Special cash bonus. Increasing the cap on cash bonuses granted in special circumstances to 50% of the annual base salary of an executive officer in a given calendar year (instead of 25% of the annual base salary).

•	Retention tools. Adding the possibility of using a one-time grant retention tool.

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Equity-based compensation. Increasing the maximum monetary grant value of the annual equity-based compensation granted to the CEO to $6 million and to any other executive officer to $3.5 million (instead of $3.5 million and $2 million, respectively).

•	Stock policies: Introducing stock ownership guidelines for our executive officers as well as anti-pledging and anti-hedging restrictions for our executive officers and directors.

•	Pay mix. Updating the target ranges of the various compensation elements.

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Discretionary component. Clarifying that, if a larger portion will be permissible under Israeli law, the Company may determine that more than 20% of an executive officer’s total variable compensation may be discretionary.

•	Termination payments.

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Modifying the severance payment (other than severance upon termination for cause) to be up to the greater of (i) one times the executive’s annual base salary; (ii) the minimum amount required under applicable law; and (iii) any amount provided under the executive officer’s employment agreement entered into prior to the Meeting (instead of the product of 200% of the last monthly base salary and the number of years of employment of such executive officer currently set forth in the policy).

•	Increasing the seniority requirement for the discretionary payment upon termination from five to ten years of service.

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Non-material changes to executive officers’ benefits. Subject to Israeli law and Company policy approved by the Compensation Committee and the Board, the CEO may grant additional benefits during a given year to other executive officers that do not exceed the value of such executive officer’s monthly base salary.

•	Directors’ perquisites. Adding that directors will be entitled to certain perquisites, having an aggregate monetary value of no more than $10,000 per year per director.

The brief overview above is qualified in its entirety by reference to the full text of the amended Compensation Policy, which is attached as Exhibit A hereto.

The Board of Directors recommends that shareholders vote FOR the approval of the amended Compensation Policy for Executive Officers and Directors substantially in the form attached to this proxy statement as Exhibit A.

PROPOSAL 3: TERMS OF OFFICE AND EMPLOYMENT OF PRESIDENT AND CEO, MR. EREZ VIGODMAN

Pursuant to the Israeli Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with the Compensation Policy and must be approved by the Compensation Committee, the Board of Directors and the shareholders by a simple majority.

Current Employment Arrangements

As previously approved by our shareholders, and consistent with the Compensation Policy as well as the proposed amended Compensation Policy, Mr. Vigodman is entitled to a monthly base salary equal to NIS 444,110 (approximately $113,815, or $1.4 million annually, according to the rate of exchange on March 1, 2016), adjusted for any quarterly increases in the Israeli consumer price index (the “Israeli CPI”) subsequent to January 1, 2016, and to certain additional customary benefits and perquisites (including those mandated by applicable law and/or generally provided to other executives). In addition, Mr. Vigodman is entitled to an annual cash bonus equal to a percentage of his annual base salary (up to a maximum of 200%) based on achievement of qualitative and quantitative performance goals and objectives, subject to certain payout terms.

Commencing in 2015, Mr. Vigodman was eligible to receive annual equity-based awards in an aggregate value of up to $3.5 million per year, as determined by the Compensation Committee and the Board of Directors. Mr. Vigodman’s annual equity-based awards must be comprised of at least two of the following equity-based vehicles: options to purchase Teva shares, performance share units and restricted share units (“Options,” “PSUs” and “RSUs,” respectively). The Compensation Committee and the Board of Directors may, however, add one other equity-based vehicle to the above list in their sole discretion. Options and/or PSUs, if granted, are required to comprise in the aggregate no less than 50% of the annual grant; RSUs, if granted, no more than 50% of the annual grant; and any additional equity-based vehicle, if granted, no more than 50% of the annual grant.

Options and RSUs, if granted, will vest, subject to Mr. Vigodman’s continued employment as President and CEO, in three equal installments, on the second, third and fourth anniversaries of the grant date. PSUs, if granted, will vest on the third anniversary of the grant date, subject to Mr. Vigodman’s continued employment as President and CEO, and subject to his meeting performance objectives, which shall be determined by the Compensation Committee and the Board of Directors. The Compensation Committee and the Board of Directors may, however, determine different vesting periods, subject to the limitations of the Compensation Policy and the relevant equity incentive plan.

Mr. Vigodman’s employment terms generally require the parties to provide nine months’ notice of termination of employment, other than in connection with a termination for cause. We may waive Mr. Vigodman’s services as President and Chief Executive Officer during such notice period or any part thereof, on the condition that we pay him his monthly base salary and all additional compensation and benefits in respect of such waived period. Upon termination of his employment as President and Chief Executive Officer, Mr. Vigodman will generally be entitled to receive payments associated with termination as required pursuant to applicable Israeli law, certain accrued obligations and a make-up payment that, together with severance amounts accumulated in his pension insurance funds, equals the product of twice his monthly base salary multiplied by the number of his years of service. Mr. Vigodman is also entitled to receive an amount equal to eighteen times his monthly base salary, in consideration for and conditioned upon his undertaking not to compete with Teva for one year following termination. In the event of the termination of his employment in circumstances such as death, disability, resignation, retirement or termination for cause, Mr. Vigodman may not be entitled to one or more of the above termination payments, or may be entitled to reduced payments. In the event that his employment is terminated without cause or he resigns for good reason, in each case, within one year following certain mergers and as a result thereof, Mr. Vigodman will be entitled to an additional lump sum payment equal to twelve times his monthly base salary.

If Mr. Vigodman’s employment as President and Chief Executive Officer is terminated by Teva without cause or if he resigns for good reason, equity based awards granted to him shall be earned based on actual performance during the performance period and continue to vest for twelve months following termination and an extension of the exercise period of outstanding options for a period of ninety days after such twelve month period. In the event he retires or resigns without good reason, equity based awards granted to him shall be earned based on actual performance during the performance period and continue to vest for nine months following termination and an extension of the exercise period of outstanding options for a period of sixty days after such nine month period. In the event his employment is terminated for cause, all equity-based awards (whether or not vested) shall expire or be immediately forfeited as of the date of termination.

All termination payments and benefits in excess of those required to be paid pursuant to applicable Israeli law are subject to the execution of a release of claims, and shall immediately terminate, and the Company shall have no further obligations to Mr. Vigodman as President and CEO with respect thereto, in the event that he breaches his non-compete or confidentiality obligations or other restrictive covenants.

Mr. Vigodman’s remuneration as President and CEO with respect to 2015 (in terms of cost to the Company) included an annual base salary of approximately $1.4 million, benefits and perquisites in an aggregate value of approximately $723,000 and cash bonuses of approximately $2.3 million. In 2015, Mr. Vigodman was granted options to purchase 163,859 shares (with an exercise price of $57.35 per share) and 30,869 performance share units granted under the 2010 Plan (as defined below). The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2015, in accordance with U.S. GAAP, was $688,598. Mr. Vigodman’s total remuneration for 2015 (as recorded in our financial statements for the year ended December 31, 2015) was approximately $5.7 million.

Proposed Changes

In accordance with the terms of Mr. Vigodman’s employment agreement and the proposed changes to the amended Compensation Policy, the Compensation Committee and Board of Directors conducted a review of Mr. Vigodman’s terms of office and employment. In their review, the Compensation Committee and the Board of Directors took into account the Company’s compensation philosophies and the provisions of the Compensation Policy including the proposed changes to the amended Compensation Policy, as well as internal fairness and market trends. They also used extensive benchmark studies of 19 peer companies prepared for Teva by leading executive compensation consultants to determine that the proposed changes to Mr. Vigodman’s terms of office and employment are in line with market practice. Such studies showed that each compensation element, as proposed to be amended, is in the lowest quartile of the surveyed peer companies and below the median for the non-U.S. peer companies surveyed.

In addition to the above review of market trends and benchmarking, in proposing the below changes to Mr. Vigodman’s terms of office and employment, the Compensation Committee and the Board recognized the transformation of the Company achieved under his leadership during 2015, which built on his previous success in fixing the Company’s foundation and solidifying its position. Most significantly, under Mr. Vigodman’s leadership, the Company entered into a transformational agreement to acquire Actavis Generics, which is expected to strengthen Teva’s already world-leading generics business. The Compensation Committee and the Board further recognized Mr. Vigodman’s leadership in building a broader and more diversified growth platform, extending the lifecycle of its key specialty medicines and building a promising late-stage specialty pipeline in its core therapeutic areas, while improving the Company’s financial results and operations.

Except as described below, all terms of office and employment of the President and CEO, as previously approved by our shareholders, will remain unchanged.

(A) APPROVAL OF INCREASES IN THE BASE SALARY OF THE PRESIDENT AND CEO

Pursuant to the President and CEO’s employment agreement (as approved by the Company’s shareholders), the Compensation Committee and the Board of Directors are required to annually review his base salary for potential increase. To provide certain flexibility for the Compensation Committee and the Board to comply with this requirement, the Compensation Committee and the Board recommend that shareholders approve, without the need for further shareholder approval, increases in the President and CEO’s base salary of up to 10% annually of his then current base salary commencing in 2016, as may be determined by the Compensation Committee and the Board. Such base salary shall be adjusted for subsequent quarterly increases in the Israeli CPI. In accordance with the foregoing, the Compensation Committee and the Board of Directors reviewed the President and CEO’s base salary and, subject to approval of this proposal 3a by the shareholders, resolved to increase his monthly base salary, effective as of January 1, 2016, to NIS 488,520 (approximately $125,198, or $1.5 million annually, according to the rate of exchange on March 1, 2016), to be adjusted for subsequent quarterly increases in the Israeli CPI.

The Board of Directors recommends that shareholders vote FOR the approval of increases in the base salary of Teva’s President and CEO, as may be determined by the Compensation Committee and the Board, subject to the limitations described above.

(B) APPROVAL OF AN AMENDMENT TO ANNUAL CASH BONUS OBJECTIVES AND PAYOUT TERMS FOR MR. VIGODMAN FOR 2016 AND GOING FORWARD

Subject to the adoption of the amended Compensation Policy set forth in proposal 2 above, the Compensation Committee and the Board of Directors have approved, and recommend that Teva’s shareholders approve, an amendment to the annual cash bonus objectives and payment terms for Mr. Vigodman so that the objectives and payment terms for 2016 and onwards shall be as follows:

Up to 85% of the President and CEO’s annual cash bonus for each year will be based on overall Company performance measures, similar to those determined for other executive officers, using key performance indicators (the “Company KPIs”) as determined by the Compensation Committee and the Board in accordance with the below. These key performance indicators will be comprised as follows:

(i)	at least 60% of the Company KPIs will be comprised of financial measures, which will include at least three out of the following financial measures: non-GAAP operating profit, revenues, non-GAAP cash flow from operations, non-GAAP earnings per share and up to two other financial measures chosen by the Compensation Committee and the Board of Directors. In computing the bonus, each financial measure used shall be weighted between 8% and 44% of the Company KPIs; and

(ii)	no more than 40% of the Company KPIs will be comprised of at least one operational measure, which may include: quality measures, compliance measures, customer service, milestones for product pipelines and personnel survey score. Each operational measure used shall be weighted between 8% and 32% of the Company KPIs.

Subject to the limitations set in the amended Compensation Policy and applicable law, no more than 30% of the President and CEO’s annual cash bonus for each year will be based on an evaluation of his overall performance based on the discretion of the Compensation Committee and the Board of Directors and/or on quantitative and qualitative performance measures, such as establishing and implementing the Company’s strategy and risk management as well as demonstrating internal and external leadership.

The Compensation Committee and the Board of Directors may, in special circumstances (e.g., regulatory changes and significant changes in the Company’s business environment), following their determination of the objectives and the respective weightings, modify the above measures, consistent with the Compensation Policy.

Following the end of each year, the Compensation Committee and the Board of Directors shall determine, whether and to what extent, the objectives have been met.

The payout terms for the President and CEO’s annual cash bonus will be as described in the below table. As noted above in proposal 2, the threshold for achieving any annual cash bonus payments is being increased from 85% to 90%.

Level of Achievement of Objectives(1)	% Achievement of Objectives	Potential Annual Cash Incentive as a % of Annual Base Salary
Threshold	90% and below	No annual cash bonus payment
Target	100%	140%
Maximum	125% and above	200%

(1)	Payouts for performance between the threshold and target are determined linearly based on a straight line interpolation of the applicable payout range (14% for each percentile change in performance). Payouts for performance between the target and maximum bonus are determined linearly based on a straight line interpolation of the applicable payout range (i.e., 2.4% for each percentile change in performance).

No additional payout would be made for performance in excess of 125% achievement of the performance criteria. The payout formula may result in a partial bonus in the event of employment during part of a calendar year. In addition, the President and CEO’s annual cash bonus may be subject to “super-measures” and/or a bonus budget, as determined by the Compensation Committee and the Board of Directors.

The Board of Directors recommends that shareholders vote FOR the approval of the annual cash bonus objectives and payment terms for Mr. Vigodman, Teva’s President and CEO, as described above.

(C) APPROVAL OF AN AMENDMENT TO ANNUAL EQUITY AWARDS FOR THE PRESIDENT AND CEO FOR EACH YEAR COMMENCING IN 2016

Subject to the adoption of the amended Compensation Policy as set forth in proposal 2 above, the Compensation Committee and the Board of Directors approved, and recommend that Teva’s shareholders approve, that commencing in 2016 and with respect thereto, the President and CEO’s annual equity-based award may be in an aggregate value of up to $6 million (instead of $3.5 million, as previously approved by shareholders), as shall be determined by the Compensation Committee and the Board of Directors. In accordance with the foregoing and subject to its approval by the shareholders and the adoption of the amended Compensation Policy (proposal 2), the Compensation Committee and the Board of Directors resolved to grant the President and CEO an additional equity-based award with a value of $1 million, for a total equity-based award for 2016 with an aggregate value of $4.5 million.

The Board of Directors recommends that shareholders vote FOR the approval of the annual equity awards for Teva’s President and CEO, as described above.

PROPOSAL 4: APPROVAL OF AN AMENDMENT TO THE 2015 LONG-TERM EQUITY-BASED INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE THEREUNDER

Overview of the 2015 Plan Amendment

The Board of Directors has approved, and recommends that shareholders approve, an amendment to the Company’s 2015 Long-Term Equity-Based Incentive Plan (the “2015 Plan”) to increase the number of ordinary shares or American Depositary Shares representing ordinary shares (collectively, “shares”) available for issuance thereunder by an additional 33,300,000 shares. No changes are being made to the 2015 Plan, other than to increase the number of shares available for issuance thereunder.

The 2015 Plan is the primary plan under which equity-based awards are awarded on a worldwide basis to key employees, officers and directors of and consultants to Teva and its affiliates. The 2015 Plan, which replaced the Company’s 2010 Long-Term Equity-Based Incentive Plan (the “2010 Plan”), was approved by the shareholders at the Company’s 2015 annual general meeting of shareholders, and allows for the grant of options, restricted shares, RSUs, performance awards, share appreciation rights (“SARs”) and other share-based awards. Prior to the amendment to the 2015 Plan, the maximum number of shares available for the grant of awards thereunder was 43,700,000 (including 12,236,957 shares that remained available for grant as options (or option equivalents) under the 2010 Plan at the time of its expiration). In addition, to the extent that any outstanding grant under the 2010 Plan prior to the effective date of the 2015 Plan expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the holder of the full number of shares to which the grant related, the number of such undelivered shares will increase the maximum number of shares available for grant under the 2015 Plan up to a maximum of 41,283,682 shares (subject to adjustment in accordance with the terms of the 2015 Plan). Under the 2015 Plan, as amended, the Company will be authorized to issue an additional 33,300,000 shares (i.e., shares not already available for grant under the 2015 Plan). If the amendment is approved, the number of shares reserved for issuance pursuant to the 2015 Plan will represent less than 10% of the Company’s fully diluted shares after giving effect to approximately 100 million Teva shares to be issued to Allergan plc (“Allergan”) in connection with the pending Actavis Generics acquisition described below.

On July 27, 2015, the Company announced that it had entered into a definitive agreement to acquire Allergan’s worldwide generics pharmaceutical business (“Actavis Generics”). Closing of the transaction is subject to certain conditions, including relevant regulatory approvals. Following the closing of the acquisition, the Company will have approximately 15,000 additional employees. Pursuant to the agreement, following closing, certain outstanding Allergan equity awards held by employees of Actavis Generics will be converted into Teva equity awards. In addition, the Company will be required to make annual equity award grants in respect of 2016 to employees of Actavis Generics in amounts that are generally consistent with the annual equity award grants made to such employees by Allergan in respect of 2015. While the converted equity awards will not count against the number of shares reserved and available for issuance pursuant to the 2015 Plan, the annual equity award grants that the Company will be required to make to employees of Actavis Generics in 2016 pursuant to the terms of the agreement will count against the number of shares reserved and available for issuance pursuant to the 2015 Plan. Accordingly, the primary purpose of the amendment to increase the shares available for issuance under the 2015 Plan is to ensure that the Company will have sufficient shares available for annual equity award grants to be made to employees of Actavis Generics in 2016, as well as for grants to Teva’s existing employees and other service providers.

If the requisite shareholder approval of the amendment to the 2015 Plan is not obtained, the amendment will not take effect, but the Company may continue to grant awards under the 2015 Plan in accordance with the terms and conditions thereof. The Board of Directors believes that the increase in the shares available under the 2015 Plan will serve a critical role in attracting and retaining the high caliber officers, employees, directors and consultants essential to the Company’s success and in motivating these individuals to enhance the Company’s growth and profitability, including employees of Actavis Generics. The Board of Directors also believes that share ownership by these individuals provides performance incentives and fosters long-term commitment to the Company’s benefit and to the benefit of the Company’s shareholders. Therefore, the Board of Directors urges stockholders to approve the amendment to the 2015 Plan to increase the shares available for issuance thereunder.

Awards Outstanding under the 2015 Plan and the 2010 Plan

As of March 1, 2016, there were (i) 334,032 shares subject to awards granted under the 2015 Plan outstanding (including 253,607 options having a weighted average exercise price of $59.94 per share and a weighted average remaining contractual life of approximately 9.7 years and (ii) 43,365,968 shares remaining available for the grant of awards under the 2015 Plan (without giving effect to approval of the amendment to the 2015 Plan under this proposal 4). In addition, as of March 1, 2016, there were 25,562,033 shares subject to awards granted under the 2010 Plan (including 23,213,258 options having a weighted average exercise price of $49.32 per share and a weighted average remaining contractual life of approximately 7.4 years). Due to its expiration, no shares remain available for the grant of awards under the 2010 Plan.

The Compensation Committee carefully monitors our annual burn rate and total dilution by granting only the appropriate number of share-based awards that it believes are necessary to attract, reward and retain employees, non-employee directors and other service providers. Burn rate, or run rate, refers to how fast a company uses the supply of shares authorized for issuance under its share incentive plan. Over the last three years, we have maintained an average burn rate of only 1.3% of shares outstanding per year. Dilution measures the degree to which our shareholders’ ownership has been diluted by share-based compensation awarded under our share plans. The following table shows our burn rate and dilution percentages over the past three years:

Key Equity Metric	2015	2014	2013
Burn rate (1)	1.8%	1.6%	0.4%
Dilution (2)	2.7%	3.1%	3.7%

(1)	Burn rate is calculated by dividing the number of shares subject to equity awards granted during the year by the weighted average number of shares outstanding during the year.
(2)	Dilution is calculated by dividing the number of shares subject to equity awards outstanding at the end of the fiscal year by the number of shares outstanding at the end of the fiscal year.

Key Features of the 2015 Plan

The 2015 Plan and the Company’s other related governance practices and policies have a number of features that are designed to protect shareholder interests. Some of these features are set forth below and are described more fully under the heading “Summary of the 2015 Plan.” The description of these features and the summary provided below do not provide a complete description of all the provisions of the 2015 Plan. The full text of the 2015 Plan, as amended by this proposal 4, is attached as Exhibit B hereto, and the description and summary below are qualified in their entirety by reference to Exhibit B.

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No “evergreen” provision. The 2015 Plan does not contain an “evergreen” provision. The number of shares available is capped, and there is no formula providing for any automatic increase in the number of shares available.

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Fungible share pool. The 2015 Plan uses a fungible share pool under which each option and SAR counts as one share against the plan share reserve and each “full-value” award (which includes any award other than options or SARs) counts against the plan share reserve according to a ratio determined on or about the grant date, based on the fair value of the “full value” award to the fair value of an option or SAR, as applicable.

•	No liberal share counting. The 2015 Plan prohibits the reuse of shares withheld, repurchased or delivered to satisfy the exercise price, base price or taxes relating to an award.

•	No repricing. The 2015 Plan prohibits the repricing of awards without shareholder approval.

•	No discounted options or SARs. All options and SARs must have an exercise price or base price equal to or greater than the fair market value of the underlying shares on the date of grant.

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No liberal definition of “change in control.” The change in control definition contained in the 2015 Plan is not a “liberal” definition that would be triggered on mere shareholder approval of a transaction.

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Minimum vesting requirements. Subject to certain limited exceptions, except for awards granted to non-employee directors, no options, restricted shares, RSUs, SARs or performance awards under the 2015 Plan may vest or become exercisable, if subject to exercise, earlier than the first anniversary of the date of grant.

•	Limitation on term of options and SARs. The maximum term of an option or SAR under the 2015 Plan is 10 years.

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No dividends or dividend equivalents on unearned awards. The 2015 Plan generally provides that cash dividends and share dividends, if any, with respect to restricted shares will be withheld by the Company and will be subject to vesting and forfeiture to the same degree as the restricted shares to which such dividends relate. The 2015 Plan further prohibits the current payment of dividends or dividend equivalent rights on unvested or unearned awards, including performance awards.

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Double-trigger vesting. The 2015 Plan requires that participants experience a qualifying termination within two years following a change in control for the vesting of awards that are assumed or substituted in connection with the change in control to accelerate as a result of the change in control.

•	Clawback. Awards granted under the 2015 Plan are subject to the Company’s clawback and/or recoupment policies.

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Limitation on amendments. No amendments to the 2015 Plan can be made without shareholder approval if any such amendment would require shareholder approval pursuant to applicable law or the applicable rules of the national securities exchange on which the Company’s shares are principally listed or would diminish the prohibitions on repricing options or SARs.

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Limitation on awards to office holders (as defined in the Israeli Companies Law). Unless otherwise determined by the Committee (as defined below) and the Board of Directors and approved in accordance with the Israeli Companies Law, any award granted under the 2015 Plan to a director or executive officer is subject to the Compensation Policy.

Summary of the 2015 Plan

As discussed above, other than with respect to the increase in the number of shares available for issuance under the 2015 Plan, the amendment will not affect the terms of the 2015 Plan. The following is a summary of certain material features of the 2015 Plan.

Term of the 2015 Plan

No awards will be granted under the 2015 Plan on or after September 2, 2020, although awards granted under the 2015 Plan may have terms that extend, and awards may be exercised, beyond that date.

Shares Available for Issuance under the 2015 Plan

The 2015 Plan initially reserved a maximum of 43,700,000 shares (including 12,236,957 shares that remained available for grant as options (or option equivalents) under the 2010 Plan at the time of its expiration) in a “fungible pool” available for issuance thereunder (or pursuant to the exercise of options or SARs, or the settlement of awards subject to settlement, to be granted thereunder). If the proposed amendment to the Plan is approved by shareholders, an additional 33,300,000 shares will be available for future issuance under the 2015 Plan. The pool of available shares will be reduced by one share for every option or SAR that is granted. Each “full-value” award will reduce the pool according to a ratio determined on or about the grant date, based on the fair value of the “full value” award to the fair value of an option or SAR, as applicable. “Full-value” awards are any awards other than options or SARs, including restricted shares, RSUs, performance awards and other share-based awards denominated in full shares.

Any shares underlying an award granted under the 2015 Plan that are not delivered as a result of an award that has expired, or has been canceled, forfeited, settled in cash or otherwise terminated without delivery to the participant of the full number of shares to which the award related may be used for the grant of additional awards under the 2015 Plan; however, shares withheld from an award in payment of the exercise price or taxes relating thereto will constitute shares delivered under the 2015 Plan and will not again be available for issuance thereunder. To the extent that any outstanding grant under the 2010 Plan prior to the effective date of the 2015 Plan expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the holder of the full number of shares to which the grant related, the number of such undelivered shares will increase the maximum number of shares available for grant under the 2015 Plan up to a maximum of 41,283,682 shares (subject to adjustment in accordance with the terms of the 2015 Plan). Equity-based awards assumed or substituted by the Company or its affiliates as part of a corporate transaction (including, without limitation, from an entity that is merged into or with the Company, acquired by the Company or otherwise involved in a similar corporate transaction with the Company) will not count against the number of shares reserved and available for issuance pursuant to the 2015 Plan.

Awards and the shares authorized under the 2015 Plan are subject to adjustment as described below under “Other Information—Change in Capital Structure.”

Purpose

The 2015 Plan is the primary plan under which equity-based awards are awarded on a worldwide basis to “eligible persons” (including employees and non-employee directors). Its purpose is to assist the Company in (a) attracting, retaining, motivating, and rewarding certain key employees, officers and directors of and consultants to the Company and its affiliates, and (b) promoting the creation of long-term value for shareholders of the Company by closely aligning the interests of such individuals with those of such shareholders.

Plan Administration

Except as described below and as required by law, the 2015 Plan is administered by a committee of the Board of Directors (the “Committee”) consisting of two or more members of the Board of Directors, each of whom is an “independent director” for purposes of the rules and regulations of the New York Stock Exchange (or other principal United States national securities exchange on which the Company’s shares are listed and traded on the relevant date), and at least one of whom is a “statutory independent director” under the Israeli Companies Law. Unless otherwise determined by the Board of Directors, the Compensation Committee will act as the Committee. Subject to applicable law, the Committee has the power to, among other things, allocate shares to each subplan under the 2015 Plan (each a “Subplan”) and determine the types of awards to be granted thereunder, establish policies applicable to awards, approve eligible participants, determine the type or types of incentives to be granted to each participant, and the terms and conditions of any awards granted, and interpret and administer the 2015 Plan or applicable Subplan and any award agreement. The terms and provisions of awards and the related agreements need not be uniform among participants, whether or not such participants are similarly situated. Any action taken or to be taken by the Committee arising out of or in connection with the administration of the 2015 Plan or any Subplan will, to the maximum extent permitted by applicable law, be within its discretion and will be final, binding and conclusive upon the Company, its affiliates and all participants.

The Committee may delegate its authority to perform certain functions to officers or employees of the Company or its affiliates, to the extent such permitted under applicable law; provided, however, that any action of the Committee relating to an award intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), must be taken by a Committee consisting solely of two or more members who are “outside directors” within the meaning of Treasury Regulation Section 1.162-27(c) under Section 162(m) of the Code.

The Board of Directors retains exclusive authority to approve one or more Subplans that will be established in accordance with the overall terms of the 2015 Plan to facilitate local administration of the 2015 Plan in various jurisdictions in which the Company and its affiliates operate, to conform the 2015 Plan with legal requirements of such jurisdictions, and to allow for favorable tax treatment under applicable local tax laws.

Eligibility

Directors, employees and consultants of, and persons who have accepted employment with or entered into a service agreement with, the Company and its affiliates who have been approved by the Committee as participants are eligible to receive awards under the 2015 Plan. However, awards granted to “office holders” of the Company (as defined in the Israeli Companies Law) are subject to the Company’s Compensation Policy, which was adopted by the Company in accordance with the Israeli Companies Law, unless otherwise approved by applicable law.

Types of Awards Available Under the 2015 Plan

Options; Restricted Shares; RSUs; Performance Awards; SARs. Options, restricted shares, RSUs (which are notional units that each represent the right to receive one share (or the cash value thereof, if determined by the Committee) upon a specified settlement date), performance awards and SARs, may be granted to participants under the 2015 Plan on such terms and conditions as the Committee determines, subject to certain limitations imposed by the 2015 Plan. While subject to vesting conditions, restricted shares may not be transferred, and each certificate for such shares will contain a legend giving appropriate notice of the restrictions applicable to the grant.

The exercise price of each option or SAR may not be less than 100% of the fair market value of one share on the date the option or SAR, as the case may be, is granted, and the term of each option or SAR may not exceed ten years from the date of grant.

Generally, the vesting of options, restricted shares, RSUs, performance awards and SARs will be subject to the participant’s continued employment with the Company or an affiliate, as applicable, during a period designated by the Committee at the time of grant; provided, however, that, subject to any acceleration of vesting in connection with a change in control of the Company (as defined in the 2015 Plan) or certain similar corporate transactions, except for awards granted to non-employee directors, no options, restricted shares, RSUs, performance awards or SARs granted under the 2015 Plan may vest or become exercisable, if subject to exercise, earlier than the first anniversary of the date of grant. In addition, the Committee may require that certain performance objectives be met for purposes of vesting in awards of options, restricted shares, RSUs or SARs.

Unless otherwise provided in a Subplan or award agreement or otherwise determined by the Committee, if a participant ceases to be employed by the Company or an affiliate, as applicable, for any reason other than death, disability, a qualifying retirement, or by the Company or such affiliate for cause, such participant’s options and SARs will remain exercisable, to the extent exercisable at the time of cessation of employment, for a period not extending beyond 90 days after the date of cessation of employment, and in no event beyond the original expiration date of the option or SAR, such participant’s restricted shares, unvested RSUs and unearned and unvested performance awards will be forfeited for no consideration, and such participant’s vested RSUs will be settled in accordance with the settlement schedule set forth in the applicable award agreement. If a participant’s employment is terminated for cause, or the participant resigns in circumstances where Company or an affiliate, as applicable, is entitled to terminate such participant’s employment for cause, such participant’s options and SARs (both vested and unvested) will expire immediately, and such participant’s unvested restricted shares, RSUs (both vested and unvested) and performance awards (to the extent not yet paid) will be forfeited for no consideration. In the event of termination due to death or disability, the participant’s options, restricted shares, RSUs and SARs will immediately become vested (with any performance-based vesting options and SARs vesting based on target level of performance) and any options or SARs will remain exercisable through the original expiration date of such options or SARs, and the participant’s performance awards will immediately become vested and paid out based on target level of performance.

During the vesting period for restricted shares granted under the 2015 Plan, a participant will be entitled to vote such shares. Unless otherwise set forth in a Subplan or an award agreement, cash dividends and share dividends, if any, with respect to restricted shares will be withheld by the Company for the participant’s account, generally without interest, and will be subject to vesting and forfeiture to the same degree as the restricted shares to which such dividends relate. Unless otherwise set forth in a Subplan or an award agreement, no dividends or dividend equivalents will be paid on RSUs or performance awards. Dividends or dividend equivalents, if any, with respect to RSUs or performance awards will generally be withheld by the Company for the participant’s account without interest and will be subject to vesting and forfeiture to the same degree as the awards to which such dividends or dividend equivalents relate. No dividends or dividend equivalents will be paid with respect to options or SARs.

Other Share-Based Awards. The Committee may grant other awards payable or denominated in shares, which may be granted to participants based on such terms and conditions not inconsistent with the terms of the 2015 Plan and which may be made as additional compensation for services rendered by a participant or may be in lieu of cash or other compensation.

Performance Objectives

As noted above, the Committee may condition the grant of options, restricted shares, RSUs, performance awards or SARs on the satisfaction of performance objectives. Performance objectives applicable to any award to a “covered employee” as defined in Section 162(m) of the Code will be based on specified levels of or change in one or more of the following business criteria: (i) earnings, including net earnings, total earnings, operating earnings, earnings growth, operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after tax income; (iii) earnings per share (basic or diluted);

(iv) operating profit; (v) revenue, revenue growth, or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, return on equity, financial return ratios, or internal rates of return; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on investment (discounted or otherwise), net cash provided by operations or cash flow in excess of cost of capital, working capital turnover; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) balance sheet measurements; (xiv) cumulative earnings per share growth; (xv) operating margin, profit margin, or gross margin; (xvi) stock price or total stockholder return; (xvii) cost or expense targets, reductions and savings, productivity and efficiencies; (xviii) sales or sales growth; (xix) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures, and similar transactions, and budget comparisons; (xx) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, the formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; or (xxi) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Committee.

Other Information

Amendments to or Termination of the Plan. The Board of Directors may from time to time amend the 2015 Plan as permitted by applicable statutes, rules and regulations, except that it may not, without the consent of the participants affected, revoke or alter, in a manner unfavorable to participants, any awards then outstanding. Additionally, the Board of Directors may not, without shareholder approval, amend the 2015 Plan where shareholder approval is required by applicable law or regulation, or the applicable rules of the national securities exchange on which the shares are principally listed, or effect any repricing of awards thereunder. The Board of Directors may discontinue the 2015 Plan at any time.

Transferability. Awards granted under the 2015 Plan are not assignable or transferable, except for limited circumstances upon a grantee’s death or as determined by the Committee pursuant to the terms of any written award agreement.

Change in Capital Structure. In the event of any change in the outstanding shares or the capital structure of the Company, the declaration of any extraordinary dividend, or any change in applicable laws or circumstances that results or could result in the substantial dilution or enlargement of participants’ rights, the Committee will equitably and proportionately adjust or substitute the aggregate number of shares that may be granted pursuant to awards, the number of shares covered by outstanding awards, and the price per share of each award under the 2015 Plan, as determined by the Committee in its sole discretion.

Change in Control Provisions. Under the 2015 Plan, unless otherwise provided in an award agreement or guidelines approved by the Board of Directors or the Committee, in the event of a change in control of the Company or certain similar corporate transactions, the Committee may, in its discretion, provide for any one or more of the following: (i) the assumption or substitution of such awards in connection with such event; (ii) the accelerated vesting of any awards; (iii) the cancellation of any or all outstanding awards upon the consummation of such event, such that award holders will receive a payment in respect of such cancellation based on the per-share consideration being received by the Company’s shareholders in connection with such change in control; and (iv) subject to applicable law, the replacement of outstanding awards with a cash incentive program that preserves the value of the replaced awards and contains identical vesting conditions. With respect to any award that is assumed or substituted in connection with a change in control of the Company, the vesting, payment, purchase or distribution of an award will not be accelerated by reason of the change in control for any participant unless the participant’s employment is involuntarily terminated during the two-year period commencing on the change in control.

Events constituting a change in control of the Company or similar corporate transaction under the 2015 Plan include (1) a change in the ownership or control of the Company pursuant to which any person acquires more than 50% of the total combined voting power of the Company’s securities; (2) the replacement of at least a majority of the members of the Board (other than directors whose election or nomination for election are approved by two-thirds of the then-current members of the Board) within a 24-month period; (3) a sale of all or substantially all of the Company’s assets; (4) a merger or consolidation in which the Company is not the surviving entity or in which the Company’s shareholders receive securities of another corporation, cash, and/or other property; (5) a sale, divesture, spin-off or other similar transaction in which any affiliate of the Company ceases to be an affiliate, with respect to outstanding awards held by participants who experience a termination of employment on account of such event only; and (6) the reorganization or liquidation of the Company.

New Plan Benefits

Following the closing of the Actavis Generics acquisition, the Company will be required to convert certain outstanding Allergan equity awards held by employees of Actavis Generics into Teva equity awards, as well as to make annual equity grants to such employees in respect of 2016 in amounts that are generally consistent with the annual equity award grants made by Allergan in respect of 2015, in each case, in accordance with the terms of the acquisition agreement with Allergan. However, because the number of awards to be granted in connection with the conversion cannot be determined prior to the closing of the Actavis Generics acquisition, and because awards to be granted in the future under the 2015 Plan are at the discretion of the Committee, it is not possible to determine the benefits or the amounts received or that will be received under the 2015 Plan by eligible participants.

The Board of Directors recommends that shareholders vote FOR the approval of the amendment to the Teva Pharmaceutical Industries Ltd. 2015 Long-Term Equity-Based Incentive Plan to increase the number of shares available for issuance thereunder.

PROPOSAL 5: APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board of Directors recommends that, as required under Israeli law, shareholders appoint Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as the Company’s independent registered public accounting firm until the 2017 Annual Meeting of Shareholders.

Pursuant to Teva’s Articles of Association, the Board of Directors is authorized to fix the remuneration of the Company’s independent registered public accounting firm.

Representatives of PwC are expected to be present at the Annual Meeting and will also be available to respond to questions from shareholders.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited for the years ended December 31, 2015 and 2014:

	2015	2014
	(U.S. $ in thousands)

Audit fees	$12,492	$11,936

Audit-related fees	1,195	1,078

Tax fees	6,338	5,356

All other fees	189	549

Total	$20,214	$18,919

The audit fees for the years ended December 31, 2015 and 2014 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2015 and 2014, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2015 and 2014 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2015 and 2014 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2015 were mainly for an internal control review associated with the design and implementation plans of an ERP system as well as for license fees for use of accounting research tools and training regarding general financial reporting developments. Other fees for the year ended December 31, 2014 were for providing assistance in respect of a risk management program relating to one of the Company’s products, review services relating to a corporate integrity agreement, license fees for use of accounting research tools and training regarding general financial reporting developments.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Tax services and other services are approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2015 and 2014 were pre-approved by the audit committee in accordance with these procedures.

The Board of Directors recommends that shareholders vote FOR the approval of the appointment of Kesselman & Kesselman, a member of PwC, as the Company’s independent registered public accounting firm until the 2017 Annual Meeting of Shareholders.

PRESENTATION OF 2015 FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to shareholders for receipt and consideration at the Annual Meeting, Teva’s annual consolidated financial statements for the year ended December 31, 2015, which are included in Teva’s annual report on Form 20-F for the year ended December 31, 2015, available on Teva’s website at www.tevapharm.com.

This item does not involve a vote of shareholders.

ADDITIONAL INFORMATION REGARDING THE MEETING

Shareholder Proposals

Under Israeli law, one or more shareholders holding 1% or more of the voting rights of the Company may request to include a proposal on the agenda of a shareholders meeting (including proposing the nomination of a candidate to the Company’s Board of Directors for consideration by the Company’s corporate governance and nominating committee) by submitting such proposal within seven days of publication of the Company’s notice with respect to its general meeting of shareholders. Accordingly, any shareholder holding 1% or more of the voting rights of the Company may request to include a proposal on the agenda of this Meeting by submitting such proposal in writing to the Company no later than March 21, 2016, at its executive offices at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, Attn: Company Secretary.

Under Teva’s Articles of Association, shareholders holding 1% or more of the voting rights in the Company may propose to include a matter on the agenda of the 2017 annual meeting of shareholders by submitting the proposal in writing to the Company at its executive offices at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, Attn: Company Secretary, no later than 14 days after the date of first publication by the Company of its 2016 consolidated financial statements.

Any such shareholder proposal must comply with the requirements of applicable law and Teva’s Articles of Association. The requirements under Teva’s Articles of Association include providing information such as: (i) the number of shares held by the proposing shareholder, directly or indirectly, and, if any such shares are held indirectly, an explanation of how they are held and by whom, (ii) the shareholder’s purpose in making the request; (iii) any agreements, arrangements, understandings or relationships between the shareholder and any other person with respect to any securities of Teva or the subject matter of the request; and (iv) if the shareholder wishes to include a statement in support of his or her proposal in Teva’s proxy statement, if provided or published, a copy of such statement. If the proposal is to nominate a candidate for election to the Board of Directors, the proposing shareholder must also provide (a) a declaration signed by the nominee and any other information required under the Israeli Companies Law, (b) additional information in respect of the nominee as would be required in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the U.S. Securities and Exchange Commission, to the extent applicable, (c) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or statutory independent director of a company such as Teva under the Israeli Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, and (d) details of all relationships and understandings between the proposing shareholder and the nominee.

Under Israeli law, any holder of ordinary shares in the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting, at its executive offices at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, Attn: Company Secretary, no later than April 8, 2016. Any position statement received will be publicized by the Company.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may participate in the practice of “householding” proxy statements. This means that only one copy of this proxy statement may have been sent to multiple shareholders in your household. The Company will promptly deliver a separate copy of the proxy statement, as well as its annual report, to you if you write to or call the Company at the following address or phone numbers: Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, phone: +972 (3) 926-7656, Attn: Investor Relations or in the United States at +1 (215) 591-8912. If you want to receive copies of the Company’s proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone numbers.

Expenses of Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the voting instruction card and any additional information furnished to shareholders. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. The Company has retained D.F. King & Co., Inc. to assist with the solicitation of proxies for a fee in the amount of $12,500, plus reimbursable expenses. In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile or personal contact.

*        *        *

By Order of the Board of Directors,

Dov Bergwerk

Senior Vice President,

Company Secretary

March 14, 2016

Exhibit A

Revised [●], 2016

Teva Pharmaceutical Industries Ltd.

Compensation Policy for Executive Officers and Directors

This document sets forth the compensation policy for executive officers and directors of Teva Pharmaceutical Industries Ltd. (“Teva” or the “Company”).

For purposes of this policy, “executive officers” shall mean “office holders” as such term is defined in the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), including Teva’s Chief Executive Officer (the “CEO”) but excluding Teva’s directors, unless otherwise expressly indicated. This policy is subject to applicable law and is not intended, and should not be interpreted, to limit or derogate from applicable law to the extent not permitted. Pursuant to the Israeli Companies Law, shareholder approval is generally required to approve compensation for Teva’s CEO and its directors.

Teva’s Human Resources and Compensation Committee (the “Committee”) and its Board of Directors (the “Board”) will periodically review this policy to ensure that its provisions and implementation are aligned with Teva’s compensation philosophy and applicable legal and regulatory requirements. This policy (as may be amended from time to time) shall apply to any compensation arrangement of an executive officer or director that is approved following its adoption.

Compensation Philosophy

Teva is a leading global pharmaceutical company and is a leader in the global generic medicine industry. Headquartered in Israel, Teva is distinguished as the largest company in Israel. The Teva group is active in countries all over the world, with employees worldwide, a majority of whom are employed outside of Teva’s home country, Israel.

Teva seeks to bring safe and effective medicines to the world through the quality of its people and its products. Teva’s commitment to patients and its dedication to making a positive and meaningful difference guide its actions.

Teva’s values ensure that Teva puts its people at the center of its success. They reinforce the importance of how Teva executes its strategy and drive Teva’s day-to-day behavior and decisions.

To remain competitive, Teva must attract and retain highly talented professionals with the necessary skills and capabilities to promote creativity and manage global operations while embodying such values. Due to Teva’s unique position as an Israeli company with an extensive global footprint, it aims to adopt compensation policies and procedures that match those of similar global companies, while complying with applicable local laws and customs.

Teva is also committed to transparent and ethical business practices. Maintaining high standards of corporate governance and legal compliance are key factors in Teva’s success. It allows Teva to create long-term value for its shareholders as well as all of its other stakeholders, including employees, customers, suppliers and, above all, patients worldwide.

Compensation Objectives

Teva’s objectives with respect to executive officer compensation, as summarized below, are designed to: (i) link pay to performance; (ii) align executive officers’ interests with those of the Company and its shareholders over the long term; (iii) encourage balanced risk management; and (iv) provide a competitive compensation package that motivates executive officers.

Pay-for-performance: Teva aims to incentivize its executive officers by creating a strong link between their performance and compensation. Therefore, a significant portion of the total compensation package provided to Teva’s executive officers is based on measures that reflect both Teva’s short- and long-term goals and performance, as well as the executive officer’s individual performance and impact on shareholder value. In order to strengthen this link, Teva defines clear and measurable quantitative and qualitative objectives that, in combination, are designed to improve Teva’s results and returns to shareholders.

Alignment of executive officers’ interests with those of the Company and its shareholders: In order to promote retention and motivate executive officers to focus on long-term objectives and performance of the Company’s shares, a significant portion of the compensation packages of Teva executive officers is granted in the form of equity-based compensation, which creates a direct link between the interests of executive officers and the interests of Teva and its shareholders.

Risk management: Compensation is structured in a manner that creates an incentive to deliver high performance (both short- and long-term) while taking into account Teva’s compliance and risk management philosophy and avoiding undue pressure on executive officers to take excessive risks, thereby encouraging a balanced and effective risk-taking approach. Teva’s compensation elements are designed with this in mind, by including mechanisms that reduce incentives to expose the Company to imprudent risks that may harm Teva or its shareholders in the short and long terms. This is achieved by using tools such as (i) placing maximum thresholds on eligibility for short- and long-term incentives; (ii) measuring performance with key performance indicators that are designed to reduce incentives to take excessive risks; (iii) using compensation vehicles with diverse performance measures; (iv) granting a mix of equity-based compensation types that have long-term vesting schedules, which tie the awards to a longer performance cycle; and (v) requiring clawback of compensation payments in certain circumstances.

Competitiveness: Teva competes with global companies to attract and retain highly talented professionals with the necessary capabilities to promote creativity, encourage high achievement, manage its complex business and worldwide operations and execute its strategy. For these reasons, the total compensation package for Teva’s executive officers is generally targeted at the median of the peer group, which includes global pharmaceutical companies, as well as other companies which compete with Teva for similar talent, and may also include companies in the relevant geographical location. Executive officers’ total compensation may deviate from the target level as required to attract or retain certain individuals or reflect their respective characteristics or performance.

Teva’s executive officer compensation philosophy also values the following principles:

•	Promotion of Teva’s goals and supporting Teva’s business strategy and work plan;

•

Paying executive officers equitably relative to one another based on their role and responsibilities, educational background, skills, expertise, prior professional experience, achievements, seniority and location;

•	Embedding a culture of strong performance with high integrity; and

•	Encouraging good corporate governance and compliance practices.

Compensation Elements

Teva’s executive officers’ compensation packages may be composed of the following elements:

•	Base salary

•	Cash bonuses

•	Equity-based compensation

•	Benefits and perquisites

•	Termination arrangements

Pay mix: Teva’s target range for the pay mix between the annual base salary, annual cash bonuses and annual equity-based compensation of its executive officers is set forth below:

Target Range:

The target ranges express the optimal pay mix in the event that all performance measures are achieved at target levels and assume that all compensation elements described in the chart above are granted with respect to a given calendar year. Performance in any given calendar year that is lower than target levels or exceeds target levels may result in a payout in different percentages than those described above.

The target pay mix supports the core principles of Teva’s executive officer compensation philosophy of compensating for performance and aligning executive officers’ interests with those of the Company and its shareholders, by emphasizing short- and long-term incentives while considering different circumstances that may warrant different target pay mixes. A large portion of an executive officer’s compensation is therefore targeted to be “pay at risk” tied to key metrics of the Company’s growth, consistent with the approach taken by other global pharmaceutical companies. The Company may also deem it appropriate to incentivize its executive officers to realize key strategic opportunities and pursue innovative strategies, while taking into account measures to mitigate such risk in accordance with its risk management policy.

Unless a larger portion is permissible under applicable law and subject to the discretion of the Committee and the Board, no more than 20% of an executive officer’s total variable compensation shall be discretionary.

Set forth below is a description of each of the compensation elements.

Base Salary

Purpose: Base salaries provide stable compensation to executive officers, allow Teva to attract and retain competent executive talent and maintain a stable management team. Base salaries vary among executive officers, and will be individually determined according to each executive officer’s areas of responsibility, role and experience based on a variety of considerations, including:

•	Professional background: education, skills, expertise, professional experience and achievements.

•

Competitiveness: the base salary of executive officers will be evaluated by conducting external benchmarking using a defined peer group, selected based on such factors, among others, as Teva’s size, global footprint, nature of activities and competitors for similar talent, as well as the relevant geographical location, as further described under “External and Internal Considerations” on page 10 below.

•

Internal fairness: the variation in the relative base salary among executive officers should reflect the differences in position, education, scope of responsibilities, location, previous experience in similar roles and contribution to attainment of Teva’s goals.

Adjustments to base salary: The Committee and the Board may periodically consider and approve base salary adjustments for executive officers. The main considerations for a salary adjustment are similar to those used in initially determining base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Committee and the Board will also consider the previous and existing compensation arrangements of the executive officer whose base salary is being considered for adjustment.

Cash Bonuses

Purpose: The cash bonus component aims to ensure that Teva’s executive officers are aligned in reaching Teva’s short- and long-term goals. Cash bonuses are designed to provide a significant pay-for-performance element of Teva’s executive compensation package.

Annual cash bonuses: Payout eligibility and levels of annual cash bonuses are determined based on actual financial and operational results, as well as individual performance. Following approval of the Company’s annual operating plan each calendar year, the Committee and the Board, following the CEO’s recommendation, shall determine the performance measures, taking into account Teva’s short- and long-term goals, as well as its compliance and risk management policies. The Committee and the Board may also determine any applicable super-measures that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each executive officer.

In special circumstances, as determined by the Committee and the Board (e.g., regulatory changes and significant changes in Teva’s business environment), the Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

Measurement criteria: Quantitative and qualitative performance measures will be used to determine annual cash bonus eligibility, using key performance indicators. Subject to the discretion of the Committee and the Board, such performance measures will generally be determined based on the annual operating plan and any long-range plan approved by the Board, and will be structured in order to take into account Teva’s short- and long-term goals. These performance measures, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized (other than with respect to the CEO) in three main areas:

•	Between 50% and 60% – overall company performance measures, which are based on actual financial and operational results, such as net revenues, sales, operating profit, cash flow and product quality;

•

Between 20% and 30% – business unit/cluster/regional performance measures, which are tailored to the specific characteristics of each unit and are aligned with the goals set forth in Teva’s annual operating plan and long-range plan. For example, measures for the Chief Financial Officer may include cash flow and finance expense management; measures for the head of research and development may include R&D pipeline and milestones; and measures for the head of U.S. sales may include sale targets in the U.S. market; and

•

Between 20% and 30% – evaluation of the executive officer’s individual performance based on quantitative and qualitative performance measures, such as forming and implementing the Company’s strategy, leadership and team collaboration, and which may also be based on a discretionary evaluation of such executive officer.

When determining the precise distribution of these measures, the Committee and the Board will consider: (i) the high level of accountability to overall company performance and financial results expected of each executive officer; (ii) the link between each executive officer’s compensation and the achievement of the corporate goals; (iii) the link between each executive officer’s compensation and the achievement of business unit goals under his or her responsibility; and (iv) motivating high performance.

Teva’s CEO’s performance will be measured as follows:

•

Between 70% and 85% – overall company performance measures, similar to those determined for other executive officers (as described above), reflecting the importance of the CEO’s leadership role and the CEO’s responsibility for and contribution to overall company performance; and

•	Between 15% and 30% – evaluation of the CEO’s performance based on the Committee’s and the Board’s discretion and/or on quantitative and qualitative performance measures.

Notwithstanding anything to the contrary herein, unless otherwise determined by the Committee and the Board, at least 80% of the annual cash bonus granted to an executive officer, including the CEO, shall be comprised of specific quantitative and qualitative performance measures using key performance indicators.

Parameters: Annual cash bonus parameters will be determined by the Committee and the Board, taking into account Teva’s short- and long-term goals, as well as its risk management policy.

•

Thresholds: achievement of less than 85% of an executive officer’s performance measures (or 90% with respect to the CEO) in a given calendar year calculated on a weighted average basis will not entitle such executive officer to an annual cash bonus.

•

Target bonus: the target bonus, which is the annual cash bonus amount that an executive officer will be entitled to receive upon achievement of 100% of his or her performance measures, will be up to 100% of the executive officer’s annual base salary. The target bonus for the CEO will be up to 140% of the CEO’s annual base salary.

•

Maximum bonus: the maximum bonus, which is the maximum annual cash bonus amount that an executive officer, including the CEO, will be entitled to receive upon achievement of at least 120% of his or her performance measures for any given calendar year, will not exceed 200% of such executive officer’s annual base salary.

•

Payout formula: the formula for calculating the annual cash bonus payout with respect to each calendar year will refer to the target and maximum bonus and applicable thresholds and super-measures. The formula may result in a partial annual cash bonus payout in the event that an executive officer achieves less than 100% (but no less than 85%, and with respect to the CEO, no less than 90%) of his or her performance measures.

•

Super-measures: the Committee and the Board may determine one or more additional mandatory requirements that must be met to receive the annual cash bonus (all or any portion thereof) with respect to each calendar year. The super-measures may be determined as an absolute parameter (e.g., operating profits, revenues and earnings per share (“EPS”)) and/or as a parameter that is relative to a peer group (e.g., a comparison of Teva’s EPS to the peer group EPS, or Teva’s total shareholder return (“TSR”) to the peer group TSR).

•

Budget: the Committee and the Board may set an annual budget for annual cash bonuses awarded to executive officers. In special circumstances, as determined by the Committee and the Board (e.g., regulatory changes and significant changes in Teva’s business environment), the Committee and the Board may amend or modify such budget during the applicable period.

The annual cash bonus parameters are intended to drive motivation and performance continuously higher, while the maximum payout ceiling provides a risk management mechanism that assists in protecting Teva from excessive risk taking to achieve short-term results that could expose Teva to risk in the long-term, and aligns target setting with Teva’s pre-defined risk profile.

In the event of an executive officer’s termination of service or employment where such executive officer served in Teva for less than 12 months, he or she will not be entitled to an annual cash bonus, unless otherwise determined by the Committee and Board.

Special cash bonuses: In addition to the annual cash bonus, in special circumstances, the Committee and the Board may determine that an executive officer is also entitled to other cash bonuses in recognition of a significant achievement or for completion of an assignment. Such cash bonuses provide Teva the flexibility to adapt to unexpected or unaccounted for events or occurrences. Accordingly, the Committee and the Board may:

•	grant such other cash bonuses for which the conditions for receipt and the method of calculation are determined in advance; or

•	grant such other cash bonuses for significant or extraordinary achievements or efforts that produce an exceptional result.

The total amount of special cash bonuses awarded to an executive officer for any given calendar year will not exceed 50% of such executive officer’s annual base salary.

Equity-Based Compensation

Purpose: Equity-based compensation is intended to reward for future performance, as reflected by the market price of Teva’s shares and/or other performance criteria, and is used to foster a long-term link between executive officers’ interests and the interests of Teva and its shareholders, as well as to attract, motivate and retain executive officers’ for the long term by:

•	Providing executive officers with a meaningful interest in Teva’s share performance;

•	Linking equity-based compensation to potential and sustained performance; and

•	Spreading benefits over a longer performance cycle through the vesting period mechanism.

Equity-based awards: Equity-based awards will generally be granted to executive officers on an annual basis, and at such other times as the Committee and the Board deem appropriate, including for newly hired or promoted executive officers or due to special retention needs. Notwithstanding the foregoing, the Committee and the Board may determine with respect to a specific year that no equity-based awards will be granted to all or any particular executive officers.

Parameters: Equity-based awards will be granted pursuant to Teva’s 2015 Long-Term Equity-Based Incentive Plan, and/or any other long-term incentive plan(s) that Teva may adopt in the future, and generally on terms and conditions provided for therein and as determined by the Committee and the Board, provided that any such terms and conditions are consistent with the following:

•

Time-based equity awards: Equity-based awards structured as time-based awards (aimed to reward long term performance, as reflected by the market price of Teva’s ordinary shares or American Depositary Shares) will include a time-vesting period. Time-based equity awards will have an overall exercise term of several years, structured in order to retain executive officers and maintain their commitment to increasing Company and shareholder value over the long term. These types of awards may include stock options, restricted stock, restricted stock units and/or other share-based awards.

•

Performance-based equity awards: The amount and/or vesting of performance-based awards will be subject to achievement of pre-determined performance criteria. Performance measurement periods for performance-based equity awards will be for specified periods that express the long-term performance goals that Teva wishes to achieve. Following the performance measurement period, additional time-based vesting requirements may also apply. The performance vesting criteria for performance-based equity awards will be based on measurable performance criteria, such as financial and/or non-financial parameters, which may be determined as an absolute parameter (e.g., EPS, TSR, stock price and strategic goals) and/or a parameter that is relative to a peer group (e.g., ratio of Teva’s TSR to the peer group TSR). These types of awards may include performance stock units, shares and/or other share-based awards.

•

Vesting of equity-based awards: The minimum vesting period of all equity-based awards, other than performance stock units (if granted), will be two years from the date of grant. The minimum vesting period of performance stock units (if granted) will be three years from the date of grant.

The monetary grant value of executive officers’ equity-based awards will be determined by the Committee and the Board, taking into account, among other things, Teva’s pay mix targets, the desired mix of equity-based vehicles, the executive officer’s contribution to Company performance, desired competitive compensation levels and dilution or pool limits. When establishing the monetary grant value, the Committee and the Board will also determine the mix of equity-based vehicles for each grant, which may include various types of time-based and performance-based equity-based vehicles, including stock options, restricted stock units, performance stock units and/or other share-based awards. The value of each type of equity-based vehicle will be determined in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle.

The mix of equity-based vehicles and the relative weight assigned to each type of equity-based vehicle out of the total equity-based grant will be structured to enhance the executive officers’ commitment to increasing Company and shareholder value and will be designed to encourage balanced and effective business risk-taking. The Committee and the Board may change the distribution and elements of the equity mix from time to time.

Caps on equity-based compensation:

•

Equity budget: the Committee and the Board may set an annual budget for annual equity-based compensation granted to executive officers, based on the CEO’s recommendation. The CEO will also recommend how to allocate the annual equity budget among the other executive officers, subject to approval by the Committee and the Board. In circumstances determined by the Committee and the Board (e.g., regulatory changes or significant changes in Teva’s business environment), the Committee and the Board may amend or modify such budget during the applicable period.

•

Cap at grant date: the maximum monetary grant value of the annual equity-based compensation granted to the CEO shall not exceed $6 million and to any other executive officer $3.5 million, and shall not exceed 80% of each executive officer’s total compensation package in a given calendar year.

•	Cap at exercise date: the Committee and the Board may from time to time consider determining a cap for the benefit deriving from the exercise of equity-based compensation.

Executive stock ownership guidelines: Teva will maintain a stock ownership policy, under which executive officers are required to hold Teva stock, as defined under the applicable guidelines, in an amount representing a multiple of base salary, a target number of Teva shares or another appropriate ownership guideline structure.

One-Time Grants

In circumstances deemed appropriate by the Committee and the Board, executive officers may be awarded a fixed amount one-time, cash or equity-based grant upon recruitment, promotion or due to special retention needs.

Benefits and Perquisites

Purpose: Benefit plans and perquisites have three main objectives:

•	Compliance with legal requirements to provide certain benefits that are mandatory under applicable law (e.g., paid vacation, sick leave and pension plans);

•	Attracting, motivating and retaining high level professionals; and

•	Enabling recruitment of executive officers from various locations and their relocation.

Types of benefits: Benefit plans and perquisites are intended to supplement cash compensation and often involve non-monetary rewards, coverage of certain business-related expenses, insurance, pension and savings plans and other deferred monetary savings. Such benefits and perquisites may vary depending on geographic location and other circumstances. Global, regional and local units may develop their own benefit plans and procedures, consistent with Teva’s principles and guidelines and subject to any required Company approvals. Benefits and perquisites may include, in addition to benefits that are mandated by applicable law and/or generally provided to other employees (including related costs and expenses): car, transportation and accommodations, telecommunication devices, media and computer equipment and expenses, travel and relocation (including family-related expenses, such as tuition and commuting) and life and medical insurance and benefits (including for one’s family).

Termination Arrangements

Purpose: Depending on the circumstances, Teva may provide certain post-service or employment benefits, compensation or protection to its executive officers, which helps it attract and retain highly talented professionals globally for long-term leadership positions, and express recognition of such executive officers’ contribution to Teva during their tenure with the Company.

General: Termination of service or employment arrangements will be determined based on the circumstances of such termination (whether upon retirement, resignation, termination by the Company or otherwise), the term of service or employment of the executive officer, his/her compensation package during such period, market practice in the relevant geographic location, Teva’s performance during such period and the executive officer’s contribution to Teva achieving its goals and maximizing its profits. For example, the Committee and the Board may, at their discretion, determine not to provide some or any post-service or employment benefits, compensation or protection, in the event of termination for “cause,” which will be as defined in the applicable arrangement or plan document.

Post-service or employment benefits, compensation or protection: Executive officers’ post-service or employment benefits, compensation or protection may include one or more of the arrangements described below. In light of the Company’s global nature and headquarters in Israel, with executive officers located both in Israel and abroad, the following list is intended to encompass termination arrangements in a wide range of circumstances, including geographic location, and does not reflect any intention to provide an individual executive officer with all of the arrangements included therein.

•

Advance notice: advance notice of termination for a certain period of time, not to exceed nine months, during which an executive officer will be entitled to receive his or her regular compensation and benefits and will be required to continue to perform his or her duties, unless otherwise determined by the Company.

•

Severance payment: a severance payment (other than upon termination for cause) of up to the greater of (i) one times the executive’s annual base salary; (ii) the minimum amount required under applicable law; and (iii) any amount provided under the executive officer’s employment agreement entered into prior to the Company’s 2016 annual general meeting of shareholders.

•	Non-compete: an amount equal to up to one times the executive’s annual base salary (and for the CEO, two times the CEO’s annual base salary) in consideration for the executive officer’s undertaking not to compete with Teva for at least one year following termination. Payments shall cease and Teva may reclaim any amounts paid in this regard in the event of a breach of such undertaking (in addition to any other remedies available).

•

Change in control: upon termination of service or employment by the Company without “cause” or by the executive officer for “good reason” during the one year period following a merger, either (a) up to $1.5 million, or (b) through an increase of severance payments by an amount not to exceed six months of the executive’s base salary (and for the CEO, one times the CEO’s annual base salary). Such “double-trigger” arrangements enable management to evaluate and support potential transactions that might be beneficial to shareholders even though the result would be a change of control of Teva, while attempting to alleviate any uncertainties in connection therewith.

•	Medical benefits: continuation of medical and life insurance benefits for a period of up to 18 months following termination of service or employment.

•

Acceleration, continued vesting and exercisability of equity-based compensation: the acceleration or continued vesting of equity-based compensation grants, as well as the post-termination exercise period for vested stock options, following termination of service or employment.

•

Discretionary payment: for executive officers who have served in their position for ten years or more, in special circumstances determined by the Committee and the Board at or about the time of termination, a special one-time payment upon termination in an amount not to exceed two times the executive’s annual base salary, in acknowledgment of their special contribution to the Company and the circumstances of termination, as determined by the Committee and the Board.

Committee and board discretion: The Committee and the Board may determine that any or all post-service or employment benefits, compensation or protection (as well as any portion thereof) will be granted in consideration for and/or conditioned upon or subject to the fulfillment of one or more conditions or undertakings (e.g., confidentiality and/or non-compete obligations).

External and Internal Considerations

External benchmarks: While Teva focuses on a comparable peer group of global pharmaceutical companies to benchmark compensation, it understands that the market for executive talent may be broader than this group. In addition, Teva believes that its peer group should also include companies that compete with Teva for similar talent. Consequently, due to Teva’s status as a large global company with its headquarters in Israel, the Committee and the Board will evaluate executive officer compensation against survey and market data of companies of similar size, financial and/or other characteristics, which may include the following:

•	Large pharmaceutical companies in North America and Western Europe;

•	other global pharmaceutical companies;

•	other companies in North America and Western Europe;

•	companies in relevant geographic locations, including Israel, that compete with Teva for similar talent.

The Committee may also collect data with respect to specific locations regarding certain compensation elements, as well as other published data, when appropriate, for comparable competencies. While the total compensation package for executive officers at Teva is generally targeted at the median of the peer group, individual compensation packages may vary as they are designed to be flexible so that compensation best reflects factors such as the individual’s experience, performance, geographic location, and the business need to attract and retain specific talent.

Internal fairness:

As a global company, with complex operations worldwide and with many of its executive officers and a majority of its employees located outside of Israel, Teva positions its executive officer compensation on a competitive scale commensurate with each executive officer’s role and responsibilities. Due to the large variations in customary pay levels, compensation practices and mandatory compensation requirements among the jurisdictions where executive officers and employees are located, the Committee and the Board believe that a meaningful comparison between executive officer compensation and the compensation of other employees should be made, taking into account the relevant geographic location in which the executive officer is located, the executive officer’s role and scope of responsibility and the relevant geographic location of employees under the executive officer’s area of responsibility.

Therefore, in addition to external benchmarking, the Committee and the Board will periodically review relevant internal ratios between executive officer compensation and the compensation of all other employees, specifically the average and median values of all other employee compensation, and its potential effect on the Company’s labor relations. Where they deem appropriate, the Committee and the Board will review internal ratios between executive officer compensation and that of other employees in relevant geographies as well.

For purposes of this policy, the Committee and the Board examined, among other things, the ratio between the overall compensation of the executive officers and the average and median compensation of other Teva employees (including those employed by third-party employment agencies), as well as the possible impact of such ratio on the work environment in Teva, in order to ensure that levels of executive officer compensation will not negatively affect Teva’s labor relations.

Previous and existing compensation arrangements: When considering the compensation package of an executive officer, the Committee and the Board may consider the previous and existing compensation arrangements of such individual and his or her scope of responsibility.

General Discretion and Clawback

General discretion: This policy is not intended and should not be interpreted as providing for the grant or creating an obligation on the part of the Company to grant any compensation to all or any particular executive officers or directors. Accordingly, the Committee and the Board may, in their sole discretion, approve compensation terms that are lower than the thresholds and benchmarks described herein.

Non-material changes to executive officers’ benefits: Unless otherwise determined by the Committee and the Board, to the extent permitted by the Israeli Companies Law and Company policy approved by the Committee and the Board, the CEO will be authorized to approve benefits and perquisites for any other executive officer, provided that the value of such benefits and perquisites with respect to any calendar year does not exceed the value of such executive officer’s one month base salary.

Reduction of variable compensation: The Committee and the Board have the right to reduce any variable compensation to be granted to an executive officer due to circumstances determined by the Committee and the Board.

Clawback: Teva’s executive officers are required to return any compensation paid to them on the basis of results included in financial statements that turned out to be erroneous and were subsequently restated, during the three year period following filing thereof. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the executive officer has reclaimed or is able to reclaim such tax payments from the relevant tax authorities (in which case the executive officer will also be obligated to return such tax amounts).

In addition, in the event that it is discovered that an executive officer engaged in conduct that resulted in a material inaccuracy in Teva’s financial statements or caused severe financial or reputational damage to Teva, or in the event that it is discovered that an executive officer breached confidentiality and/or non-compete obligations to Teva (as determined by the Committee and the Board), the Committee and the Board shall have broad remedial and disciplinary authority. Such disciplinary action or remedy would vary depending on the facts and circumstances, and may include, without limitation, (i) termination of employment, (ii) initiating an action for breach of fiduciary duty, and (iii) seeking reimbursement of performance-based or incentive compensation paid or awarded to the executive officer.

The Committee and the Board will determine applicable terms to enforce repayment of clawback amounts and may modify this clawback policy in accordance with applicable law and regulations.

No-Hedging Policy

Under Company policy, directors and executive officers are prohibited from hedging their equity-based awards and any other Teva securities held by them (whether they are subject to transfer restrictions or not), such as purchasing or selling options on Teva securities, purchasing or selling puts, calls, straddles, equity swaps or other derivative securities linked to Teva’s securities or engaging in “short” sales on Teva securities. The no-hedging policy applies to each director and each executive officer until one year after such director or executive officers’ termination or retirement.

No-Pledging Policy

Under Company policy, directors and executive officers are subject to certain restrictions on pledging or using their equity-based awards and any other Teva securities held by them (whether they are subject to transfer restrictions or not) as collateral for loans.

Non-Employee Director Compensation

Objectives: Teva aims to attract and retain highly talented directors with outstanding educational background, qualifications, skills, expertise, professional experience and achievements, by providing a fair and competitive compensation program. This policy governs compensation to non-employee directors; any management or other employee directors will not receive separate compensation for their service as a director of the Company.

When considering director compensation, the Committee and the Board will review those matters mandated by Israeli law, and may review benchmarking data with respect to compensation of a peer group defined by Teva. The Committee and the Board may also consider directors’ previous and existing compensation arrangements, as well as changes in the scope of their duties or responsibilities.

Director compensation shall be subject to shareholder approval to the extent required under applicable law.

Elements: Director compensation may be comprised of one or more of the following elements:

•	Board membership fee. Directors will generally be entitled to receive an annual cash payment by virtue of their membership on the Board;

•

Committee membership fees. Directors will generally be entitled to receive an annual cash payment by virtue of their membership on one or more committees of the Board, which payments may vary by committee;

•	Board/committee chairperson fees. The chair of the Board and/or the various committees of the Board may also receive additional annual cash payments for their extra service in such capacities; and

•

Annual equity-based compensation. Directors may also receive equity-based awards, which are intended to align directors’ interests with those of the Company and its shareholders over the long term. Such awards will generally be made on an annual basis with a fixed grant date value, as approved by the Company’s shareholders from time to time. Such awards will be granted to directors pursuant to Teva’s 2015 Long-Term Equity-Based Incentive Plan and/or any other long-term incentive plan(s) that Teva may adopt in the future and pursuant to an award agreement setting forth the terms of the award, including, among others, time-vesting and/or holding periods, term, exercise price, if applicable, and acceleration of vesting under certain conditions, provided that the time-vesting or holding period will not be less than one year from the date of grant. Equity awards to directors may be in the form of restricted stock, restricted stock units, stock options and/or other share-based awards, as may be determined by the Company from time to time.

The above compensation is designed to compensate directors for their services to the Company, without payment of additional per-meeting fees. Applicable value-added tax will be added to such compensation in accordance with applicable law.

Teva’s Chairman, Vice Chairman (if one is appointed) and any other directors who take on increased duties on behalf of the Company may receive different cash payments and/or equity-based awards, in recognition of their increased duties.

Reimbursement of expenses: Teva will reimburse or cover its directors for expenses (including travel expenses) incurred in connection with Board and committee meetings or performing other services for Teva in their capacity as directors, in accordance with Company policy.

Perquisites: Directors will be entitled to certain perquisites having an aggregate monetary value of no more than $10,000 per year, per director.

Statutory/designated independent director compensation: Regulations promulgated under the Israeli Companies Law set minimum and maximum amounts and other rules regarding compensation that may be paid to statutory independent directors and designated independent directors, if appointed by the Company. These regulations provide that the compensation of these statutory independent directors and designated independent directors may be determined relative to that of “other directors” of the Company (as defined in the relevant regulations). Accordingly, and until otherwise determined, the compensation of any statutory and designated independent directors will be relative to that of such other directors so that, if during their term as statutory or designated independent directors, the Company changes the remuneration payable to other directors, including equity-based compensation, the remuneration for each statutory independent director and designated independent director will be adjusted without further approval, so that it will be equivalent to the average remuneration payable to such other directors, all subject to Israeli law.

Statutory independent directors and designated independent directors may be entitled to a higher remuneration if classified as “experts” in accordance with regulations promulgated under the Israeli Companies Law.

Insurance, Indemnification and Release

Teva will release its directors and executive officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association, and will provide them with indemnification and release agreements for this purpose. In addition, Teva’s directors and executive officers will be covered by directors’ and officers’ liability insurance policies.

Until otherwise determined, the release from liability and indemnification as approved by the shareholders of the Company at the Company’s 2012 annual general meeting shall apply to all current and future directors and executive officers. Such directors and executive officers shall be provided with indemnification and release agreements substantially in the form approved at the 2012 annual general meeting.

The Committee and the Board shall review Teva’s indemnification and release agreements and its directors’ and officers’ liability insurance policies from time to time, in order to ascertain whether they provide appropriate coverage. However, the Committee and the Board will not be obligated to recommend amendments to Teva’s Articles of Association or to its indemnification and release agreements, nor shall they be required to recommend procurement of additional insurance for directors and executive officers.

* * * * *

Exhibit B

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

2015 LONG-TERM EQUITY-BASED INCENTIVE PLAN

(Marked to show change submitted for shareholder approval)

1. Purpose.

The purpose of the Plan is to assist the Company (a) in attracting, retaining, motivating, and rewarding certain key employees, officers and directors of and consultants to the Company and its Affiliates, and (b) promoting the creation of long-term value for shareholders of the Company by closely aligning the interests of such individuals with those of such shareholders. The Plan authorizes the award of Share-based incentives to Eligible Persons to encourage such persons to expend their maximum efforts in the creation of shareholder value. The Plan shall serve as the primary plan under which equity-based incentives are awarded on a worldwide basis to Eligible Persons.

The Plan succeeds the 2010 Plan for Awards granted on or after the Effective Date. The 2010 Plan expired on June 29, 2015, and no additional awards may be made under the 2010 Plan. The adoption and effectiveness of the Plan will not affect the terms or conditions of any outstanding grants under the 2010 Plan prior to the Effective Date.

2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) “2010 Plan” means the Teva Pharmaceutical Industries Limited 2010 Long-Term Equity-Based Incentive Plan.

(b) “ADS” means an American Depositary Share, which represents one Ordinary Share.

(c) “Affiliate” means, with respect to any entity, any other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity and any other entity determined by the Committee to be an “Affiliate” for purposes of the Plan.

(d) “Award” means an Option, a Restricted Share, a Restricted Share Unit, a Share Appreciation Right, a Performance Award, or any other Share-based award granted under the Plan.

(e) “Award Agreement” means a written agreement (which may be in electronic form) between the Company and a Participant evidencing the terms and conditions of such Participant’s Award.

(f) “Board” means the Board of Directors of the Company.

(g) “Cause” means, in the absence of an Award Agreement or Participant Agreement otherwise defining Cause, (i) a Participant’s conviction of or indictment for any criminal act (whether or not involving the Company or its Affiliates) (A) constituting a felony, (B) evidencing moral turpitude, or (C) that has, or could reasonably be expected to result in, an adverse impact on the performance of the Participant’s duties to the Employer, or otherwise has, or could reasonably be expected to result in, an adverse impact to the business or reputation of the Company or its Affiliates; (ii) conduct of the Participant, in connection with his or her employment, that has, or could reasonably be expected to result in, material injury to the business or reputation of the Company or its Affiliates; (iii) any material violation of the policies of the Company or its Affiliates, including, but not limited to those relating to sexual harassment, corruption, the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Company or its Affiliates; or (v) willful neglect in the performance of the Participant’s duties for the Employer or willful or repeated failure or refusal to perform such duties; provided, however, that if, subsequent to the Participant’s voluntary Termination for any reason or involuntary Termination by the Company or an Affiliate without Cause, it is discovered that the Participant’s employment could have been terminated for Cause, such Participant’s employment shall be deemed to have been terminated for Cause. In the event there is an Award Agreement or Participant Agreement defining Cause, “Cause” shall have the meaning provided in such agreement, and a Termination by the Employer for Cause hereunder shall not be deemed to have occurred unless all applicable notice and cure periods in such agreement are complied with.

(h) “Change in Control” means:

(i) a change in ownership or control of the Company effected through a transaction or series of transactions (other than an offering of Shares to the general public through a registration statement filed with the United States Securities and Exchange Commission, the Israeli Securities Authority or such other governmental authorities regulating the issuance of securities in other countries, or pursuant to a Non-Control Transaction) whereby any “person” (as defined in Section 3(a)(9) of the Exchange Act) or any two or more persons deemed to be one “person” (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), directly or indirectly acquire “beneficial ownership” (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company’s securities outstanding immediately after such acquisition (“Company Voting Securities”) excluding, however, the following: (A) any acquisition directly from the Company; (B) any acquisition by the Company or any of its Affiliates; (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Affiliates; or (D) any underwriter temporarily holding securities pursuant to an offering of such securities;

(ii) the date, within any consecutive twenty-four (24) month period commencing on or after the Effective Date, upon which individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”), cease for any reason (other than death) to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds (2/3) of the directors then constituting the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such individual is named as a nominee for director, without objection to such nomination) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (including but not limited to a consent solicitation) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(iii) the consummation of a merger, consolidation, share exchange, or similar form of corporate transaction involving the Company or any of its Affiliates (a “Reorganization”), unless immediately following such Reorganization (1) more than fifty percent (50%) of the total voting power of (A) the corporation resulting from such Reorganization (the “Surviving Company”) or (B) if applicable, the ultimate parent corporation that has, directly or indirectly, beneficial ownership of one hundred percent (100%) of the voting securities of the Surviving Company (the “Parent Company”), is represented by Company Voting Securities that were outstanding immediately prior to such Reorganization (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Reorganization), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among holders thereof immediately prior to the Reorganization, (2) no person, other than an employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company (or its related trust), becomes as a result of the Reorganization, the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company, or if there is no Parent Company, the Surviving Company, and (3) at least a majority of the members of the board of directors of the Parent Company, or if there is no Parent Company, the Surviving Company, following the consummation of the Reorganization are members of the Incumbent Board at the time of the Board’s approval of the execution of the initial agreement providing for such Reorganization (any Reorganization which satisfies all of the criteria specified in (1), (2), and (3) above shall be a “Non-Control Transaction”); or

(iv) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any “person” (as defined in Section 3(a)(9) of the Exchange Act) or to any two or more persons deemed to be one “person” (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than the Company’s Affiliates.

Notwithstanding the foregoing, (x) a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of fifty percent (50%) or more of the Company Voting Securities as a result of an acquisition of Company Voting Securities by the Company that reduces the number of Company Voting Securities outstanding; provided, however, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control shall then occur, and (y) with respect to the payment of any amount that constitutes a deferral of compensation subject to Section 409A of the Code payable upon a Change in Control, a Change in Control shall not be deemed to have occurred, unless the Change in Control constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A(a)(2)(A)(v) of the Code.

(i) “Code” means the United States Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(j) “Committee” means a committee of the Board consisting of two or more members of the Board, each of whom shall be an “independent director” as defined under the rules and regulations of the New York Stock Exchange or any other principal United States national securities exchange on which the Shares are listed and traded on the relevant date, and at least one of whom shall be a “statutory independent director” (as defined under the Companies Law). Unless otherwise determined by the Board, the Human Resources and Compensation Committee of the Board shall act as the Committee hereunder.

(k) “Companies Law” means the Israeli Companies Law, 5759-1999, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(l) “Company” means Teva Pharmaceutical Industries Limited, an Israeli corporation.

(m) “Company Voting Securities” has the meaning set forth in Section 2(h)(i) hereof.

(n) “Compensation Policy” means the Teva Pharmaceutical Industries Limited Compensation Policy for Executive Officers and Directors, as adopted by the Company in accordance with the Companies Law and as in effect from time to time.

(o) “Consultant” means each person who (i) is a natural person, (ii) provides bona fide consulting or advisory services to the Company and/or its Affiliates (including through an entity which is a wholly owned alter ego of such person) and (iii) is designated as eligible by the Committee. For purposes of the Plan, in the case of a Consultant, references to employment shall be deemed to refer to such Consultant’s service in such capacity, but in no event shall the Plan or any action taken hereunder be construed to create an employer-employee relationship between any such Consultant and the Company or of any of its Affiliates.

(p) “Corporate Event” has the meaning set forth in Section 11(b) hereof.

(q) “Disability” means, in the absence of an Award Agreement or Participant Agreement otherwise defining Disability, the permanent and total disability of such Participant as defined by applicable law or in the applicable Subplan or, in the absence of such definition, as defined in guidelines approved by the Board or the Committee. In the event there is an Award Agreement or Participant Agreement defining Disability, “Disability” shall have the meaning provided in such agreement.

(r) “Effective Date” means the date on which the Plan is approved by the shareholders of the Company at the 2015 annual meeting of shareholders.

(s) “Eligible Person” means (i) each employee of the Company or of any of its Affiliates, including each such person who may also be a director of the Company and/or its Affiliates; (ii) each non-employee director of the Company and/or its Affiliates; (iii) each Consultant; and (iv) any natural person who has accepted an offer of employment from or entered into a Participant Agreement; provided, however, that any such person may not receive any payment or exercise any right relating to an Award until such person has commenced employment or service with the Company or its Affiliates. An employee on an approved leave of absence (including maternity leave) shall be considered as still in the employment of the Company or its Affiliates for purposes of eligibility for participation in the Plan.

(t) “Employer” means either the Company or an Affiliate of the Company by which the Participant is principally employed or to which the Participant provides services (including services as a non-employee director), as applicable (in each case determined without regard to any transfer of an Award).

(u) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, including rules and regulations thereunder and successor provisions and rules thereto.

(v) “Fair Market Value” means, as of any date when the Shares are listed on one or more United States securities exchanges, the closing price reported on the principal United States national securities exchange on which such Shares are listed and traded on such date, or, if not quoted on such date, then on the last preceding date on which the Shares were quoted. If the Shares are not listed on a United States exchange, or representative quotes are not otherwise available, the Fair Market Value shall mean the amount determined by the Board in good faith, and in a manner consistent with Section 409A of the Code, to be the fair market value per Share.

(w) “Federal Reserve Board” means the Board of Governors of the United States Federal Reserve System.

(x) “Full Value Award” has the meaning set forth in Section 4(b)(i) hereof.

(y) “GAAP” has the meaning set forth in Section 8(f)(iii) hereof.

(z) “Grant Date” means the date on which the Committee, and, if required, the Board, formally acts to grant an Award to a Participant or such other date as the Committee, and, if applicable, the Board, shall so designate at the time of taking such formal action and as set forth in the Award Agreement.

(aa) “Incumbent Board” has the meaning set forth in Section 2(h)(ii) hereof.

(bb) “Non-Control Transaction” has the meaning set forth in Section 2(h)(iii) hereof.

(cc) “Office Holder” has the meaning ascribed to such term in the Companies Law.

(dd) “Option” means a conditional right, granted to a Participant under Section 5 hereof, to purchase one Share at a specified price during a specified period. No Option granted pursuant to the Plan shall be considered an “incentive stock option” (within the meaning ascribed to such term in Section 422 of the Code).

(ee) “Option Expiration Date” has the meaning set forth in Section 5(b) hereof.

(ff) “Ordinary Shares” means the Company’s ordinary shares, par value NIS 0.10 per share.

(gg) “Parent Company” has the meaning set forth in Section 2(h)(iii) hereof.

(hh) “Participant” means an Eligible Person who has been granted an Award under the Plan, or if applicable, such other person or entity who holds an Award.

(ii) “Participant Agreement” means an employment or other services agreement between a Participant and the Employer that describes the terms and conditions of such Participant’s employment or service with the Employer and is effective as of the date of determination.

(jj) “Performance Award” means an Award granted to a Participant under Section 8 hereof, which Award is subject to the achievement of Performance Objectives during a Performance Period. A Performance Award shall be designated as a Performance Share or Performance Unit at the time of grant.

(kk) “Performance Objectives” means the performance objectives established pursuant to the Plan for Participants who have received Awards based on performance.

(ll) “Performance Period” means the period designated for the achievement of Performance Objectives.

(mm) “Performance Share” means a Performance Award denominated in Shares which may be earned in whole or in part based upon the achievement of Performance Objectives during a Performance Period.

(nn) “Performance Unit” means a Performance Award denominated as a notional unit representing the right to receive one Share (or the cash value of one Share, if so determined by the Committee) on a specified settlement date which may be earned in whole or in part based upon the achievement of Performance Objectives during a Performance Period.

(oo) “Plan” means this Teva Pharmaceutical Industries Limited 2015 Long-Term Equity-Based Incentive Plan. The Plan shall be deemed to include any Subplans, supplements to or amendments, restatements or alternative versions of the Plan or any Subplan approved by the Board which, in the aggregate, shall constitute one Plan governed by the terms set forth herein.

(pp) “Qualified Member” means a member of the Committee who is a “Non-Employee Director” within the meaning of Rule 16b-3 of the Exchange Act and an “outside director” within the meaning of Treasury Regulation Section 1.162-27(c) under Section 162(m) of the Code.

(qq) “Qualified Performance-Based Award” means an Option, Share Appreciation Right, or Performance Award that is intended to qualify as “qualified performance-based compensation” within the meaning of Section 162(m) of the Code.

(rr) “Qualifying Committee” has the meaning set forth in Section 3(c) hereof.

(ss) “Qualifying Retirement” means the Termination of a Participant which meets guidelines for Qualifying Retirement under the Plan approved by the Board or the Committee.

(tt) “Reorganization” has the meaning set forth in Section 2(h)(iii) hereof.

(uu) “Restricted Share” means a Share granted to a Participant under Section 6 hereof that is subject to certain restrictions and to a risk of forfeiture. For the avoidance of doubt, any performance-based Restricted Share shall not be deemed granted under Section 6 hereof and shall be deemed a Performance Share granted under Section 8 hereof.

(vv) “Restricted Share Unit” means a notional unit, granted to a Participant under Section 7 hereof, representing the right to receive one Share (or the cash value of one Share, if so determined by the Committee) on a specified settlement date. For the avoidance of doubt, any performance-based Restricted Share Unit shall not be deemed granted under Section 7 hereof and shall be deemed a Performance Unit granted under Section 8 hereof.

(ww) “SAR Expiration Date” has the meaning set forth in Section 9(b) hereof.

(xx) “Securities Act” means the United States Securities Act of 1933, as amended from time to time, including rules and regulations thereunder and successor provisions and rules thereto.

(yy) “Share” means an Ordinary Share and/or an ADS, as the context may require, and such other securities as may be substituted for such Share pursuant to Section 11 hereof.

(zz) “Share Appreciation Right” means a conditional right, granted to a Participant under Section 9 hereof, to receive an amount equal to the increase in the Fair Market Value of one Share over a specified period. Share Appreciation Rights shall be settled in Shares, or, if set forth in the applicable Award Agreement or in accordance with Section 11 hereof, in cash.

(aaa) “Subplan” has the meaning set forth in Section 3(a) hereof.

(bbb) “Surviving Company” has the meaning set forth in Section 2(h)(iii) hereof.

(ccc) “Termination” means the termination of a Participant’s employment or service, as applicable, with the Employer; provided, however, that (i) the transfer of employment or service, as applicable, to another Employer, (ii) the change of a Participant’s status in relation to the Employer from an employee to a Consultant or vice versa and (iii) such other change of a Participant’s status in relation to the Employer if so determined by the Committee at the time of such change in status, will not be deemed to be a Termination hereunder. Unless otherwise determined by the Committee, in the event that any Employer ceases to be an Affiliate of the Company (by reason of sale, divesture, spin-off or other similar transaction), unless a Participant’s employment or service with such Employer is transferred to another entity that would constitute an Employer immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction. Notwithstanding anything herein to the contrary, a Participant’s change in status in relation to the Employer (for example, a change from employee to consultant) shall not be deemed a Termination hereunder with respect to any Awards constituting nonqualified deferred compensation subject to Section 409A of the Code that are payable upon a Termination unless such change in status constitutes a “separation from service” within the meaning of Section 409A of the Code.

3. Administration.

(a) Authority of the Board. The Board has the exclusive authority to approve one or more subplans that will be established, within the parameters and according to the overall terms and provisions of the Plan, to facilitate local administration of the Plan in any jurisdiction in which the Company or its Affiliates operate and to conform the Plan to the legal requirements of any such jurisdiction or to allow for favorable tax treatment under any applicable provision of tax law (each a “Subplan”).

(b) Authority of the Committee. Except as otherwise provided herein or required under applicable law, the Plan shall be administered by the Committee. Subject to applicable law, the Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to (i) allocate from within the aggregate number of Shares covered by the Plan, a portion thereof to be specifically utilized in connection with each of the Subplans, and determine the types of Awards available for grant under each Subplan; (ii) establish, as permitted by law, policies, guidelines or parameters applicable to Awards granted under the Subplans; (iii) select Eligible Persons to become Participants; (iv) grant Awards; (v) determine the type, number of Shares subject to, and other terms and conditions of, and all other matters relating to, Awards; (vi) prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan and each of the Subplans; (vii) construe and interpret the Plan, any Subplan and any Award Agreement and correct defects, supply omissions, or reconcile inconsistencies therein; (viii) suspend the right to exercise Awards during any period that the Committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an Award by an equivalent period of time; and (ix) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan and each

Subplan. Any action of the Committee shall not be subject to review by any person and shall be final, conclusive, and binding on all persons, including, without limitation, the Company, its Affiliates, Eligible Persons, Participants, and beneficiaries of Participants.

(c) Manner of Exercise of Committee Authority. At any time that a member of the Committee is not a Qualified Member, subject to applicable law, (i) any action of the Committee relating to an Award intended by the Committee to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code may be taken by a subcommittee, designated by the Committee or the Board, composed solely of two or more Qualified Members (a “Qualifying Committee”); and (ii) any action relating to an Award granted or to be granted to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company may be taken either by such a Qualifying Committee, or by the Committee but with each such member who is not a Qualified Member abstaining or recusing himself from such action; provided, that upon such abstention or recusal, the Committee remains composed of two or more Qualified Members. Any action authorized by such a Qualifying Committee or by the Committee upon the abstention or recusal of such non-Qualified Member(s) shall be deemed to be the action of the Committee for purposes of the Plan. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.

(d) Delegation. To the extent permitted by applicable law, the Committee may delegate to officers or employees of the Company or any of its Affiliates, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions, including but not limited to administrative functions, as the Committee may determine appropriate. The Committee may appoint agents to assist it in administering the Plan. Notwithstanding the foregoing or any other provision of the Plan to the contrary, any Award granted under the Plan to any person or entity who is not an employee of the Company or any of its Affiliates (including any non-employee director of the Company or any Affiliate) or to any person who is subject to Section 16 of the Exchange Act shall be expressly approved by the Committee or Qualifying Committee in accordance with subsection (b) above. To the extent necessary to comply with applicable law, the Board retains the authority to concurrently administer the Plan with the Committee, in which case the Board shall be deemed to be the Committee for purposes of the Plan and all references in the Plan to the Committee shall be deemed references to the Board.

4. Shares Available under the Plan.

(a) Number of Shares Available for Delivery. Subject to adjustment as provided in Section 11 hereof, the maximum number of Shares reserved and available for delivery in connection with Awards under the Plan shall be 77,000,000 Shares. Shares delivered under the Plan shall consist of authorized and unissued Shares or previously issued Shares reacquired by the Company or its Affiliates on the open market or by private purchase. In no event shall fractional shares be issued under the Plan upon the exercise or settlement of any Award.

(b) Share Counting Rules. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute Awards) and make adjustments if the number of Shares actually delivered differs from the number of shares previously counted in connection with an Award.

(i) The maximum number of available Shares will be reduced by one (1) Share for every share subject to any Award that is an Option or Share Appreciation Right, and shares subject to any Award other than an Option or Share Appreciation Right (each, a “Full-Value Award”) shall reduce the maximum number of available Shares by the ratio of the fair value of a Full-Value Award to the fair value of an Option or Share Appreciation Right, as applicable, determined on or about the Grant Date, based on valuation methods reasonably determined by the Committee (for example, in the event such ratio is 1:3, a Full-Value Award representing one (1) Share will reduce the pool by three (3) Shares).

(ii) To the extent that an Award expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the Participant of the full number of Shares to which the Award related, the number of Shares that were reduced from the total number of available Shares pursuant to Section 4(b)(i) above on account of such undelivered Shares will again be available for grant. The number of Shares that were reduced from the total number of available Shares pursuant to Section 4(b)(i) above on account of (x) Shares withheld in payment of the exercise price or taxes relating to an Award, or (y) Shares surrendered in payment of any exercise price or taxes relating to an Award, shall constitute shares delivered to the Participant and shall not be deemed to again be available for Awards under the Plan.

(iii) To the extent that any outstanding grant under the 2010 Plan prior to the Effective Date expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the holder of the full number of Shares to which the grant related, the number of such undelivered Shares will increase the maximum number of Shares available for grant under the Plan; provided, however, that the aggregate number of Shares authorized for issuance under the 2010 Plan that may become authorized for issuance under the Plan pursuant to this Section 4(b)(iii) shall not exceed 41,283,682 Shares (subject to adjustment as provided in Section 11 hereof).

(iv) Notwithstanding anything herein to the contrary, equity-based awards assumed or substituted by the Company or its Affiliates as part of a corporate transaction (including, without limitation, from an entity merged into or with the Company or any of its Affiliates, acquired by the Company or any of its Affiliates, or otherwise involved in a similar corporate transaction) shall not count against the number of shares reserved and available for issuance pursuant to the Plan.

(c) Shares Available Under Acquired Plans. Additionally, to the extent permitted by New York Stock Exchange Listed Company Manual Section 303A.08 or other applicable stock exchange rules, subject to applicable law, in the event that a company acquired by the Company or with which the Company combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio of formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the number of Shares authorized for grant under the Plan; provided, that Awards using such available shares shall not be made after the date awards could have been made under the terms of such pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by the Company or any subsidiary of the Company immediately prior to such acquisition or combination.

(d) 162(m) Limitation. Notwithstanding anything to the contrary herein, during any time that the Company is subject to Section 162(m) of the Code, the maximum number of Shares with respect to which Options, Share Appreciation Rights or Performance Awards that may be granted to any individual pursuant to the Plan in any one calendar year shall not exceed the maximum number of Shares available for issue hereunder, as such number may change from time to time.

(e) Limitation on Awards to Office Holders. Notwithstanding anything to the contrary herein, any Award granted under the Plan to an Office Holder shall be subject to the Compensation Policy, unless otherwise determined by the Committee and Board and approved in accordance with the Companies Law.

5. Options.

(a) General. Options may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Option grants shall be set forth in separate Award Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Options.

(b) Term. The term of each Option shall expire on the date set by the Committee in an Award Agreement at the time of grant (the “Option Expiration Date”), subject to earlier expiration upon the conditions set forth in the Plan or the applicable Award Agreement; provided, however, that no Option granted hereunder shall be exercisable after the tenth (10th) anniversary of the Grant Date (or, if such anniversary is not a business day in the United States, the next succeeding United States business day). Notwithstanding the foregoing, if the term of an Option would expire when trading in the Shares is prohibited by law or the Company’s insider trading policy, except in connection with a Participant’s Termination by the Employer for Cause, then the term of such Option shall expire on the earlier of (x) the thirtieth (30th) day after the expiration of such prohibition and (y) the applicable Option Expiration Date.

(c) Exercise Price. The exercise price per Share for each Option shall be set by the Committee and shall not be less than the Fair Market Value of the underlying Shares on the Grant Date.

(d) Payment for Shares. Payment for Shares acquired pursuant to Options granted hereunder shall be made in full, upon exercise of the Options: (i) in immediately available funds, or by certified or bank cashier’s check payable to the Company, (ii) solely to the extent permitted by applicable law and authorized by the Committee, by delivery of Shares to the Company (either by actual delivery or attestation) having a value equal to the exercise price, (iii) solely to the extent permitted by applicable law and authorized by the Committee, by a broker-assisted cashless exercise in accordance with procedures approved by the Committee under Regulation T as promulgated by the Federal Reserve Board, whereby payment of the Option exercise price or tax withholding obligations may be satisfied, in whole or in part, with Shares subject to the Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Committee) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price and, if applicable, the amount necessary to satisfy the Company’s withholding obligations prior to the issuance of the Shares subject to the Option, (iv) solely to the extent permitted by applicable law and authorized by the Committee, by delivery of a notice of “net exercise” to the Company, pursuant to which the Company will reduce the number of Shares issuable upon exercise by the largest whole number of Shares with a Fair Market Value that does not exceed the aggregate exercise price); provided, however, that the Company will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued or (v) by any other means approved by the Committee and specified in the Award Agreement. Anything herein to the contrary notwithstanding, if the Committee determines that any form of payment available hereunder would be in violation of Section 402 of the Sarbanes-Oxley Act of 2002, such form of payment shall not be available.

(e) Vesting. Options shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of any Performance Objectives, in each case, as may be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 11 hereof, except for Options granted to non-employee directors of the Company, no Option shall vest prior to the first (1st) anniversary of the Grant Date. Except as otherwise specifically determined by the Committee or provided in the Plan, the vesting of an Option shall occur only while the Participant is employed or rendering services to the Employer or during any period of paid leave, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any unpaid leave by a Participant and shall resume upon such Participant’s return to employment; provided, however, that in the case of a Participant who takes unpaid maternity leave, vesting shall not be suspended and shall continue for the longer of (x) one year or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(f) Termination of Employment or Service. Except as otherwise provided in a Subplan or an Award Agreement or determined by the Committee (including in the case of a Qualifying Retirement in accordance with Section 21(g) hereof):

(i) In the event of a Participant’s Termination prior to the applicable Option Expiration Date for any reason other than (A) the Participant’s death or Disability, or (B) by the Employer for Cause, (1) all vesting with respect to such Participant’s Options shall cease, (2) all of such Participant’s unvested Options shall immediately expire and be forfeited for no consideration as of the date of such Termination, and (3) all of such Participant’s vested Options shall remain exercisable until the earlier of the applicable Option Expiration Date and the date that is ninety (90) days after the date of such Termination.

(ii) In the event of a Participant’s Termination prior to the applicable Option Expiration Date by reason of such Participant’s death or Disability, all of such Participant’s Options shall immediately become vested (with any performance-based Options vesting based on target level of performance) as of the date of such Termination and shall remain exercisable until the applicable Option Expiration Date. In the event of a Participant’s death, such Participant’s Options shall be exercisable by the person or persons to whom a Participant’s rights under the Options pass by the applicable laws of descent and distribution, in each case as determined by a probate court of competent jurisdiction, until the applicable Option Expiration Date.

(iii) In the event of a Participant’s Termination prior to the applicable Option Expiration Date by the Employer for Cause, all of such Participant’s Options (whether or not vested) shall immediately expire and be forfeited for no consideration as of the date of such Termination.

6. Restricted Shares.

(a) General. Restricted Shares granted hereunder to Eligible Persons shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate. The terms and conditions of each Restricted Shares grant shall be evidenced by an Award Agreement. Subject to the restrictions set forth in Section 6(b), except as otherwise set forth in an Award Agreement, the Participant shall generally have the rights and privileges of a shareholder as to such Restricted Shares, including the right to vote such Restricted Shares. Unless otherwise set forth in a Subplan or an Award Agreement, cash dividends and share dividends, if any, with respect to the Restricted Shares shall be withheld by the Company for the Participant’s account, and shall be subject to vesting and forfeiture to the same degree as the Restricted Shares to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld.

(b) Restrictions on Transfer/Vesting. In addition to any other restrictions set forth in a Participant’s Award Agreement, until such time that the Restricted Shares have vested pursuant to the terms of the Award Agreement, the Participant shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Shares. Restricted Shares shall vest in such manner, on such date or dates, or upon the achievement of any Performance Objectives, in each case, as may be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 11 hereof, except for Restricted Shares granted to non-employee directors of the Company, no Restricted Share shall vest prior to the first (1st) anniversary of the Grant Date. Except as otherwise specifically determined by the Committee or provided in the Plan, the vesting of a Restricted Share shall occur only while the Participant is employed or rendering services to the Employer or during any period of paid leave, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any unpaid leave by a Participant and shall resume upon such Participant’s return to employment; provided, however, that in the case of a Participant who takes unpaid maternity leave, vesting shall not be suspended and shall continue for the longer of (x) one year, or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(c) Termination of Employment or Service. Except as otherwise provided in a Subplan or an Award Agreement or determined by the Committee (including in the case of a Qualifying Retirement in accordance with Section 21(g) hereof):

(i) In the event of a Participant’s Termination prior to a vesting date for any reason other than (A) the Participant’s death or Disability, or (B) by the Employer for Cause (1) all vesting with respect to such Participant’s Restricted Shares shall cease, and (2) all of such Participant’s unvested Restricted Shares shall immediately be forfeited for no consideration as of the date of such Termination.

(ii) In the event of a Participant’s Termination prior to a vesting date by reason of such Participant’s death or Disability, all of such Participant’s Restricted Shares shall immediately become vested as of the date of such Termination.

(iii) In the event of a Participant’s Termination for Cause prior to a vesting date, all of such Participant’s unvested Restricted Shares shall immediately be forfeited for no consideration as of the date of such Termination.

7. Restricted Share Units.

(a) General. The terms and conditions of each Restricted Share Unit grant shall be evidenced by an Award Agreement. Unless otherwise set forth in a Subplan or an Award Agreement, (i) no dividend equivalents shall be paid on Restricted Share Units, and (ii) dividend equivalents, if any, with respect to the Restricted Share Units shall be withheld by the Company for the Participant’s account, and shall be subject to vesting and forfeiture to the same degree as the Restricted Share Units to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any dividend equivalents withheld.

(b) Vesting. Restricted Share Units shall vest in such manner, on such date or dates, or upon the achievement of any Performance Objectives, in each case, as may be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 11 hereof, except for Restricted Share Units granted to non-employee directors of the Company, no Restricted Share Unit shall vest prior to the first (1st) anniversary of the Grant Date. Except as otherwise specifically determined by the Committee or provided in the Plan, the vesting of a Restricted Share Unit shall occur only while the Participant is employed or rendering services to the Employer or during any period of paid leave, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any unpaid leave by a Participant and shall resume upon such Participant’s return to employment; provided, however, that in the case of a Participant who takes unpaid maternity leave, vesting shall not be suspended and shall continue for the longer of (x) one year, or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(c) Settlement of Restricted Share Units. Upon such date or dates designated in the applicable Award Agreement, unless earlier forfeited, subject to the terms of any Subplan and the receipt of any approvals required from any relevant tax authority, the Company shall settle each Restricted Share Unit by delivering one Share (or the cash value of one Share, if so determined by the Committee).

(d) Termination of Employment or Service. Except as otherwise provided in a Subplan or an Award Agreement or determined by the Committee (including in the case of a Qualifying Retirement in accordance with Section 21(g) hereof):

(i) In the event of a Participant’s Termination prior to a vesting date for any reason other than (A) the Participant’s death or Disability, or (B) by the Employer for Cause, (1) all vesting with respect to such Participant’s Restricted Share Units shall cease, (2) all of such Participant’s unvested Restricted Share Units shall immediately be forfeited for no consideration as of the date of such Termination and (3) to the extent not already settled, all of such Participant’s vested Restricted Share Units shall be settled in accordance with the settlement schedule set forth in the applicable Award Agreement.

(ii) In the event of a Participant’s Termination prior to a vesting date by reason of such Participant’s death or Disability, all of such Participant’s Restricted Share Units shall immediately become vested as of the date of such Termination and shall be settled promptly following the date of such Termination.

(iii) In the event of a Participant’s Termination for Cause prior to settlement, all of such Participant’s Restricted Share Units shall immediately be forfeited for no consideration as of the date of such Termination.

8. Performance Awards.

(a) General. Performance Awards may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate; provided, that, subject to Section 11 hereof, except for Performance Awards granted to non-employee directors of the Company, no Performance Award shall vest prior to the first (1st) anniversary of the Grant Date. The provisions of separate Performance Awards, including the determination of the Committee with respect to the form of payout of Performance Awards, shall be set forth in separate Award Agreements, which agreements need not be identical. Unless otherwise set forth in a Subplan or an Award Agreement, (i) no dividend equivalents shall be paid on Performance Awards and (ii) dividends and dividend equivalents, if any, with respect to the Performance Awards shall be withheld by the Company for the Participant’s account, and shall be subject to vesting and forfeiture to the same degree as the Performance Awards to which such dividends or dividend equivalents relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends or dividend equivalents withheld.

(b) Value of Performance Awards. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value per Share on the Grant Date. In addition to any other non-performance terms included in the Award Agreement, the Committee shall set the applicable Performance Objectives and Performance Period in its discretion, which objectives, depending on the extent to which they are met, will determine the value and number of Performance Units or Performance Shares, as the case may be, that will be paid out to the Participant.

(c) Earning of Performance Units and Performance Shares. Except as otherwise provided in an Award Agreement, upon the expiration of the applicable Performance Period or other non-performance-based vesting period, if longer, the holder of Performance Units or Performance Shares, as the case may be, shall be entitled to receive payout on the value and number of the applicable Performance Units or Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Objectives have been achieved and any other non-performance-based terms met. The Committee may specify a minimum acceptable level of achievement below which no Performance Units or Performance Shares shall be earned and may set forth a formula for determining the amount of Performance Units or Performance Shares earned if performance is at or above such minimum acceptable level but falls short of the maximum achievement of the specified Performance Objectives. No payment shall be made with respect to a Qualified Performance-Based Award prior to certification by the Committee that the Performance Objectives have been attained. Except as otherwise specifically determined by the Committee or provided in the Plan, a Participant shall be eligible to earn a Performance Award only while the Participant is employed or rendering services to the Employer or during any period of paid leave. To the extent permitted by applicable law and unless otherwise determined by the Committee, in the event that a Participant takes unpaid leave for any reason prior to a Performance Award becoming earned and vested, such Performance Award shall immediately be forfeited for no consideration as of the date of the commencement of such leave; provided, however, that in the case of a Participant who takes unpaid maternity leave, such Performance Award shall not be forfeited and such Participant shall continue to be eligible to earn such Performance Award for the longer of (x) one year, or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(d) Form and Timing of Payment of Performance Units and Performance Shares. Payment of earned Performance Units and Performance Shares shall be as determined by the Committee and as evidenced in the Award Agreement. Subject to the terms of the Plan and any Subplan and the receipt of any approvals required from any relevant tax authority, the Committee, in its sole discretion, may pay earned Performance Units and Performance Shares in the form of cash, Shares, or other Awards (or in a combination thereof) equal to the value of the earned Performance Units or Performance Shares, as the case may be, at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period, or at such other time specified in an Award Agreement. Any cash, Shares, or other Awards issued in connection with a Performance Award may be issued subject to any restrictions deemed appropriate by the Committee.

(e) Termination of Employment or Service. Except as otherwise provided in a Subplan or an Award Agreement or determined by the Committee (including in the case of a Qualifying Retirement in accordance with Section 21(g) hereof):

(i) In the event of a Participant’s Termination for any reason other than (A) the Participant’s death or Disability, or (B) by the Employer for Cause, in each case, prior to a Performance Award becoming earned and vested, such Performance Award shall immediately be forfeited for no consideration as of the date of such Termination.

(ii) In the event of a Participant’s Termination by reason of such Participant’s death or Disability prior to a Performance Award becoming earned and vested, such Performance Award shall immediately become vested based on target level of performance as of the date of such Termination and be paid out promptly following the date of such Termination.

(iii) In the event of a Participant’s Termination for Cause prior to payment of a Performance Award, such Performance Award shall immediately be forfeited for no consideration as of the date of such Termination.

(f) Performance Objectives.

(i) Each Performance Award shall specify the Performance Objectives that must be achieved before such Award shall become earned.

(ii) With respect to Qualified Performance-Based Awards, Performance Objectives shall be limited to specified levels of or increases in one or more of the following business criteria (alone or in combination with any other criterion, whether gross or net, before or after taxes, and/or before or after other adjustments, as determined by the Committee): (i) earnings, including net earnings, total earnings, operating earnings, earnings growth, operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth, or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, return on equity, financial return ratios, or internal rates of return; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on investment (discounted or otherwise), net cash provided by operations or cash flow in excess of cost of capital, working capital turnover; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) balance sheet measurements; (xiv) cumulative earnings per share growth; (xv) operating margin, profit margin, or gross margin; (xvi) stock price or total stockholder return; (xvii) cost or expense targets, reductions and savings, productivity and efficiencies; (xviii) sales or sales growth; (xix) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures, and similar transactions, and budget comparisons; (xx) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, the formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xxi) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Committee. Performance Objectives may be established on a Company-wide basis, project or geographical basis or, as the context permits, with respect to one or more business units, divisions, lines of business, subsidiaries, products, or other operational units or administrative departments of the Company (or in combination thereof) or may be related to the performance of an individual Participant and may be expressed in absolute terms, or relative or comparative to (A) current internal targets or budgets, (B) the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units), (C) the performance of one or more similarly situated companies, (D) the performance of an index covering multiple companies, or (E) other external measures of the selected performance criteria. Performance Objectives may be in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies.

(iii) The business criteria mentioned above (i) may be combined with cost of capital, assets, invested capital and shareholder equity to form an appropriate measure of performance and (ii) shall have any reasonable definitions that the Committee may specify, and, to the extent permitted under Section 162(m) of the Code in the case of Qualified Performance-Based Awards, unless the Committee provides otherwise at the time of establishing the Performance Objectives, the Committee may: (A) designate additional business criteria on which the Performance Objectives may be based or (B) provide for objectively determinable adjustments, modifications or amendments, as determined in accordance with Generally Accepted Accounting Principles (“GAAP”), to any of the business criteria described above for one or more of the following items of gain, loss, profit or expense: (a) determined to be extraordinary, unusual or non-recurring in nature; (b) related to changes in accounting principles under GAAP or tax laws (including, without limitation, any adjustments that would result in the Company paying non-deductible compensation to a Participant); (c) related to currency fluctuations; (d) related to financing activities (e.g., effect on earnings per share of issuing convertible debt securities); (e) related to restructuring, divestitures, productivity initiatives or new business initiatives; (f) related to discontinued operations that do not qualify as a segment of business under GAAP; (g) attributable to the business operations of any entity acquired by the Company during the fiscal year; non-operating items; and (h) acquisition expenses.

(g) Section 162(m) Compliance. Unless otherwise permitted in compliance with the requirements of Section 162(m) of the Code with respect to a Performance Award intended to be a Qualified Performance-Based Award, the Committee will establish the Performance Objectives applicable to, and the formula for calculating the amount payable under, the Performance Award no later than the earlier of (i) the date ninety (90) days after the commencement of the applicable Performance Period, and (ii) the date on which twenty-five percent (25%) of the Performance Period has elapsed, and in any event at a time when the achievement of the applicable Performance Objectives remains substantially uncertain. Prior to the payment of any compensation under a Performance Award intended to be a Qualified Performance-Based Award, the Committee will certify the extent to which any Performance Objectives and any other material terms under such Performance Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Shares).

(h) Negative Discretion. Notwithstanding satisfaction of any completion of any Performance Objectives, the number of Shares, cash or other benefits granted, issued, retainable and/or vested under a Performance Award on account of satisfaction of such Performance Objectives may be reduced by the Committee on the basis of such further considerations as the Committee, in its sole discretion, will determine.

9. Share Appreciation Rights.

(a) General. Share Appreciation Rights may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Share Appreciation Rights shall be set forth in separate Award Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Share Appreciation Rights.

(b) Term. The term of each Share Appreciation Right shall expire on the date set by the Committee in an Award Agreement at the time of grant (the “SAR Expiration Date”), subject to earlier expiration upon the conditions set forth in the Plan or the applicable Award Agreement; provided, however, that no Share Appreciation Right granted hereunder shall be exercisable after the tenth (10th) anniversary of the Grant Date (or, if such anniversary is not a business day in the United States, the next succeeding United States business day). Notwithstanding the foregoing, if the term of a Share Appreciation Right would expire when trading in the Shares is prohibited by law or the Company’s insider trading policy, except in connection with a Participant’s Termination by the Employer for Cause, then the term of such Share Appreciation Right shall expire on the earlier of (x) the thirtieth (30th) day after the expiration of such prohibition and (y) the applicable SAR Expiration Date.

(c) Base Price. The base price per Share for each Share Appreciation Right shall be set by the Committee at the time of grant and shall not be less than the Fair Market Value of the underlying Shares on the Grant Date.

(d) Vesting. Share Appreciation Rights shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of any Performance Objectives, in each case as may be determined by the Committee and set forth in the Award Agreement ; provided, that, subject to Section 11 hereof, except for Share Appreciation Rights granted to non-employee directors of the Company, no Share Appreciation Right shall vest prior to the first (1st) anniversary of the Grant Date. Except as otherwise specifically determined by the Committee or provided in the Plan, the vesting of a Share Appreciation Right shall occur only while the Participant is employed or rendering services to the Employer or during any period of paid leave, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any unpaid leave by a Participant and shall resume upon such Participant’s return to employment; provided, however, that in the case of a Participant who takes unpaid maternity leave, vesting shall not be suspended and shall continue for the longer of (x) one year or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(e) Payment upon Exercise. Subject to the terms of any Subplan and the receipt of any approvals required from any relevant tax authority, payment upon exercise of a Share Appreciation Right may be made in cash, Shares, or property as specified in the Award Agreement or determined by the Committee, in each case having a value in respect of each Share underlying the portion of the Share Appreciation Right so exercised, equal to the difference between the base price of such Share Appreciation Right and the Fair Market Value of one Share on the exercise date. For purposes of clarity, each Share to be issued in settlement of a Share Appreciation Right is deemed to have a value equal to the Fair Market Value of one (1) Share on the exercise date.

(f) Termination of Employment or Service. Except as otherwise provided in a Subplan or an Award Agreement or determined by the Committee (including in the case of a Qualifying Retirement in accordance with Section 21(g) hereof):

(i) In the event of a Participant’s Termination for any reason prior to the applicable SAR Expiration Date other than (A) the Participant’s death or Disability, or (B) by the Employer for Cause, (1) all vesting with respect to such Participant’s Share Appreciation Rights shall cease, (2) all of such Participant’s unvested Share Appreciation Rights shall immediately expire and be forfeited for no consideration as of the date of such

Termination, and (3) all of such Participant’s vested Share Appreciation Rights shall remain exercisable until the earlier of the applicable SAR Expiration Date and the date that is ninety (90) days after the date of such Termination.

(ii) In the event of a Participant’s Termination prior to the applicable SAR Expiration Date by reason of such Participant’s death or Disability, all of such Participant’s Share Appreciation Rights shall immediately become vested (with any performance-based Share Appreciation Rights vesting based on target level of performance) as of the date of such Termination and shall remain exercisable until the applicable SAR Expiration Date. In the event of a Participant’s death, such Participant’s Share Appreciation Rights shall be exercisable by the person or persons to whom a Participant’s rights under the Share Appreciation Rights pass by the applicable laws of descent and distribution, in each case as determined by a probate court of competent jurisdiction, until the applicable SAR Expiration Date.

(iii) In the event of a Participant’s Termination prior to the applicable SAR Expiration Date by the Employer for Cause, all of such Participant’s Share Appreciation Rights (whether or not vested) shall immediately expire and be forfeited for no consideration as of the date of such Termination.

10. Other Share-Based Awards.

The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee may also grant Shares as a bonus, or may grant other Awards in lieu of obligations of the Company or an Affiliate to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to the terms of any Subplan, the receipt of any approvals required from any relevant tax authority and such terms as shall be determined by the Committee. The terms and conditions applicable to each such Award shall be determined by the Committee and evidenced by an Award Agreement.

11. Adjustment for Recapitalization, Merger, etc.

(a) Capitalization Adjustments. The aggregate number of Shares that may be granted or purchased pursuant to Awards (as set forth in Section 4 hereof), the number of Shares covered by each outstanding Award, and the price per share thereof in each such Award shall be equitably and proportionally adjusted or substituted, as determined by the Committee in its sole discretion, as to the number, price, or kind of a Share or other consideration subject to such Awards (i) in the event of changes in the outstanding Shares or in the capital structure of the Company by reason of share dividends, share splits, reverse share splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the approval by the Committee of any such Award (including any Corporate Event, as defined below); (ii) in connection with any extraordinary dividend declared and paid in respect of Shares, whether payable in the form of cash, shares, or any other form of consideration; or (iii) in the event of any change in applicable laws or any other change in circumstances that results in or could result in any substantial dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

(b) Corporate Events. Notwithstanding the foregoing, except as otherwise provided in an Award Agreement or in guidelines under the Plan approved by the Board or the Committee, in connection with (i) a merger or consolidation involving the Company in which the Company is not the surviving corporation that would not otherwise constitute a Change in Control; (ii) a merger or consolidation involving the Company in which the Company is the surviving corporation but the holders of Shares receive securities of another corporation and/or other property, including cash, that would not otherwise constitute a Change in Control; (iii) a Change in Control; (iv) a sale, divesture, spin-off or other similar transaction in which any Affiliate of the Company ceases to be an Affiliate of the Company or in the event that the Company or any Affiliate of the Company closes or disposes of a business unit or facility or diminishes or eliminates ownership interests in any business unit of the Company or any Affiliate of the Company so that such operating unit ceases to be majority owned by the Company or any of its Affiliates, with respect to outstanding Awards held by Participants that experience a Termination on account of such event only; or (v) the reorganization or liquidation of the Company (each, a “Corporate Event”), the Committee may, in its discretion, provide for any one or more of the following:

(1) that such Awards be assumed or substituted in connection with such Corporate Event, in which case, the Awards shall be subject to the adjustment set forth in subsection (a) above;

(2) that the vesting of any Awards shall be accelerated, subject to the consummation of such Corporate Event;

(3) that any or all vested and/or unvested Awards be cancelled as of the consummation of such Corporate Event, and that Participants holding Awards so cancelled will receive a payment in respect of cancellation of their Awards based on the amount of the per-share consideration being paid for the Shares in connection with such Corporate Event, less, in the case of Options, Share Appreciation Rights, and other Awards subject to exercise, the applicable exercise price; provided, however, that holders of Options, Share Appreciation Rights, and other Awards subject to exercise shall only be entitled to consideration in respect of cancellation of such Awards if the per-share consideration less the applicable exercise price is greater than zero (and to the extent the per-share consideration is less than or equal to the applicable exercise price, such Awards shall be cancelled for no consideration); and

(4) to the extent permissible under applicable law, that Awards be replaced with a cash incentive program that preserves the value of the Awards so replaced (determined as of the consummation of the Corporate Event), with subsequent payment of cash incentives subject to the same vesting conditions as applicable to the Awards so replaced, and payment to be made within thirty (30) days of the applicable vesting date.

Payments to holders pursuant to clause (3) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of Shares covered by the Award at such time (less any applicable exercise price). In addition, in connection with any Corporate Event, prior to any payment or adjustment contemplated under this subsection (b), the Committee may require a Participant to (x) represent and warrant as to the unencumbered title to his Awards, (y) bear such Participant’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Shares; and (z) deliver customary transfer documentation as reasonably determined by the Committee. The Committee need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Committee may take different actions with respect to the vested and unvested portions of an Award.

(c) Fractional Shares. Any adjustment provided under this Section 11 may provide for the elimination of any fractional share that might otherwise become subject to an Award. No cash settlements shall be made with respect to fractional shares so eliminated.

(d) Double-Trigger Vesting. Notwithstanding any other provisions of the Plan, an Award Agreement or Participant Agreement to the contrary, with respect to any Award that is assumed or substituted in connection with a Change in Control, the vesting, payment, purchase or distribution of an Award may not be accelerated by reason of a Change in Control for any Participant unless the Participant’s employment is involuntarily terminated, as a result of the Change in Control. For purposes of this Section 11, a Participant’s employment will be deemed to have been involuntarily terminated as a result of a Change in Control if it is involuntarily terminated other than for Cause (including the Participant’s resignation for “good reason” or “constructive termination” (or similar term) under a Participant Agreement), or is terminated under circumstances which entitle the Participant to mandatory severance payment(s) pursuant to applicable law, in each case, at any time beginning on the date of the Change in Control up to and including the second (2nd) anniversary of the Change in Control.

12. Use of Proceeds.

The proceeds received from the sale of Shares pursuant to the Plan shall be used for general corporate purposes.

13. Rights and Privileges as a Shareholder.

Except as otherwise specifically provided in the Plan, no person shall be entitled to the rights and privileges of share ownership in respect of Shares that are subject to Awards hereunder until such shares have been issued to that person.

14. No Other Entitlements.

(a) No individual shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award.

(b) Neither the Plan nor any action taken hereunder shall be construed as giving any individual any right to be retained in the employ or service of the Company or an Affiliate of the Company.

(c) Except as otherwise specifically stated in any other employee benefit plan, policy or program, neither any Award under the Plan nor any amount realized from any such Award shall be treated as compensation for the purpose of calculating an employee’s benefit under any benefit plan, policy or program.

15. Compliance with Laws.

The obligation of the Company to deliver Shares or other equivalents under the Plan upon vesting and/or exercise of any Award shall be subject to all applicable laws, rules and regulations, and to such approvals by governmental agencies (including without limitation tax authorities) as may be required. The Company shall be under no obligation to register for sale or resale under any applicable laws, rules and regulations any of the Shares to be offered or sold under the Plan or any Shares issued upon exercise or settlement of Awards. If the Shares offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act, the Company may restrict the transfer of such shares and may legend the Share certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

16. Withholding Obligations.

As a condition to the vesting and/or exercise of any Award, the Committee may require that a Participant satisfy, through deduction or withholding from any payment of any kind otherwise due to the Participant, or through such other arrangements as are satisfactory to the Committee, the amount of all federal, state, and local income and other taxes or other mandatory payments of any kind required or permitted to be withheld in connection with such vesting and/or exercise, as well as amounts payable to any third party for escrow services and escrow fees, bank fees, exercise fees, account fees and other related fees and expenses. The Committee, in its discretion, may permit Shares to be used to satisfy such withholding requirements and fee payments, and such shares shall be valued at their Fair Market Value as of the date they are so used; provided, however, that the aggregate Fair Market Value of the number of Shares that may be used to satisfy tax withholding requirements may not exceed the minimum statutorily required withholding amount with respect to such Award.

17. Transferability.

Each Award granted under the Plan will not be transferable or assignable by the recipient, and may not be made subject to execution, attachment or similar procedures, other than by will or the laws of descent and distribution, in each case as determined by a probate court of competent jurisdiction, or as determined by the Committee pursuant to the terms of any Award Agreement in accordance with any other applicable law, rule or regulation.

18. Amendment of the Plan or Awards.

(a) Amendment of Plan. The Board at any time, and from time to time, may amend the Plan; provided, however, that the Board shall not, without shareholder approval, make any amendment to the Plan that requires shareholder approval pursuant to applicable law or the applicable rules of the national securities exchange on which the Shares are principally listed.

(b) Amendment of Awards. The Board or the Committee, at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the rights under any Award shall not be impaired by any such amendment unless the Participant consents in writing (it being understood that no action taken by the Board or the Committee that is expressly permitted under the Plan, including, without limitation, any actions described in Section 11 hereof, shall constitute an amendment of an Award for such purpose). Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without an affected Participant’s consent, the Board or the Committee may amend the terms of any one or more Awards if necessary to bring the Award into compliance with any applicable tax legislation, rule, regulation or guidance (even if issued or amended after the Effective Date), including without limitation Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder.

(c) No Repricing of Awards without Shareholder Approval. Notwithstanding subsection (a) or (b) above, or any other provision of the Plan, repricing of Awards shall not be permitted without shareholder approval. For this purpose, a “repricing” means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Award to lower its exercise price (other than on account of capital adjustments resulting from share splits, etc., as described in Section 11(a) hereof); (ii) any other action that is treated as “repricing” under GAAP; and (iii) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise price or base price is greater than the Fair Market Value of the underlying Shares, unless the cancellation and exchange occurs in connection with an event set forth in Section 11(b) hereof.

19. Termination or Suspension of the Plan.

The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall automatically terminate on the day before the fifth (5th) anniversary of the Effective Date. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

20. Effective Date of the Plan.

The Plan is effective as of the Effective Date.

21. Miscellaneous.

(a) Certificates. Shares acquired pursuant to Awards granted under the Plan may be evidenced in such a manner as the Committee shall determine. If certificates representing Shares are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Shares, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Shares. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, that the Shares shall be held in book entry form rather than delivered to the Participant pending the release of any applicable restrictions.

(b) Delay in Delivery.

(i) The Company is relieved from any liability for the nonissuance or nontransfer, or for any delay in the issuance or transfer of any Shares subject to Awards, resulting from the inability of the Company to obtain, or from any delay in obtaining, from any regulatory body having jurisdiction or authority, any requisite approval to issue or transfer any such Shares, if counsel for the Company deems such approval necessary for the lawful issuance or transfer thereof.

(ii) Without limiting the generality of the foregoing, the Company shall not have any obligation or liability as a result of any delay in issuing any certificate evidencing Shares or in the delivery thereof to Participants, or any act or omission of any Company-designated brokerage firm in relation to Shares.

(c) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Committee, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Committee consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement as a result of a clerical error in the papering of the Award Agreement, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

(d) Escrow Agreement. The Committee may require a Participant who receives an Award to enter into an escrow or trustee agreement providing that such Award, or Shares distributed in connection with the vesting, settlement or exercise thereof, will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law or otherwise determined to be in the best interests of the Company by the Committee in its discretion.

(e) Clawback/Recoupment Policy. Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Committee or the Board, and in each case, as may be amended from time to time, including, but not limited to, any clawback provision(s) in the Compensation Policy. Any such policy adoption or amendment shall in no event require the prior consent of any Participant. In the event that an Award is subject to more than one such policy, the policy with the most restrictive clawback or recoupment provisions shall govern such Award, subject to applicable law.

(f) Provision for Foreign Participants. Awards may be granted to Participants who are foreign nationals or employed outside Israel, or both, on such terms and conditions different from those applicable to Awards to Participants employed in Israel as may be necessary or desirable, in the discretion of the Committee, in order to recognize differences in local law or tax policy. The Committee may also impose conditions on the exercise or vesting of Awards in order to minimize the Company’s obligation with respect to tax equalization for Participants on assignments outside their home countries.

(g) Treatment of Awards Upon a Qualifying Retirement. Upon a Participant’s Qualifying Retirement, and as determined in a Subplan or otherwise by the Committee, Awards (or any part thereof) granted to such Participant may accelerate, continue to vest, provide for an extended period of time in which to exercise an Award upon Termination or contain any other terms and conditions as the Committee deems appropriate.

(h) Data Privacy. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this subsection (h) by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering, and managing the Plan and Awards and the Participant’s participation in the Plan.

In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant’s name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the “Data”). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan. Recipients of the Data may be located in the Participant’s country or elsewhere, and the Participant’s country and any given recipient’s country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Plan and Awards and the Participant’s participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his local human resources representative. The Company may cancel the Participant’s eligibility to participate in the Plan, and in the Committee’s discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

(i) No Liability of Committee Members. Subject to applicable law, neither any member of the Committee nor any of the Committee’s permitted delegates shall be liable personally by reason of any contract or other instrument executed by such member or on his behalf in his capacity as a member of the Committee or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer, or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against all costs and expenses (including counsel fees) and liabilities (including sums paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such person’s own fraud or willful misconduct; provided, however, that approval of the Committee shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s articles of association, as may be amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(j) Payments Following Accidents or Illness. Subject to applicable law, if the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Israel without reference to the principles of conflicts of laws thereof.

(l) Compliance with Section 409A of the Code. To the extent that the Committee determines that any Award granted hereunder is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code. Notwithstanding anything to the contrary in the Plan (and unless the Award Agreement specifically provides otherwise), if the Shares are publicly traded and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such Participant’s “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule.

(m) Funding. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be required to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees and service providers under general law.

(n) Restrictions. The Committee shall have the power to impose such other restrictions on Awards as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for favorable tax treatment under Section 162(m)(4)(C) of the Code, Section 102 of the Israeli Tax Ordinance or any other applicable tax law provision.

(o) No Limitation on Compensation. Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, officers or directors in cash or property, in a manner that is not expressly authorized under the Plan.

(p) No Constraint on Corporate Action. Nothing in the Plan shall be construed (i) to limit, impair or otherwise affect the Company’s right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) except as provided in Section 18 or 19 hereof, to limit the right or power of the Company or its Affiliates to take any action that such entity deems to be necessary or appropriate.

(q) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in relying, acting or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountant of the Company and its Affiliates and upon any other information furnished in connection with the Plan by any person or persons other than such member.

(r) Titles and Headings. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: March 14, 2016	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer